Execution Version

Exhibit 2.1

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY [***], HAS BEEN OMITTED BECAUSE IT (I) IS NOT MATERIAL AND (II) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE COMPANY IF PUBLICLY DISCLOSED.

Dated April 10, 2020

Prudential International Insurance Holdings, Ltd.

and

KB Financial Group Inc.

SHARE PURCHASE AGREEMENT

relating to the sale and purchase of
The Prudential Life Insurance Company of
Korea, Ltd.

THIS AGREEMENT is made on April 10, 2020

BETWEEN:

1.

Prudential International Insurance Holdings, Ltd. (Company No. 0418330), a company incorporated in Delaware whose registered office is at RL&F Services Corp., 920 North King Street, 2nd floor, Wilmington, Delaware, United States of America 19801 (the “Seller”); and

2.	KB Financial Group Inc. (Company No. 110111-3975517), a company incorporated in Korea whose registered office is at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul, Korea (the “Purchaser”).

BACKGROUND:

The Seller wishes to sell and the Purchaser wishes to purchase all of the issued and outstanding share capital (the “Shares”) of The Prudential Life Insurance Company of Korea, Ltd., a company incorporated under the laws of Korea (the “Company”), on the terms and subject to the conditions set out in this Agreement.

NOW IT IS AGREED as follows:

1.	Definitions and Interpretation
1.1	In this Agreement, the following words and expressions shall, unless the context requires otherwise, have the following meanings:

“2020 Plan”	means the document entitled “Planning and Budgeting Session” at item 2.2 of the Data Room;
“Accounts”	means the audited financial statements of the Company for the financial year ended on the Accounts Date;
“Accounts Date”	means December 31, 2019;
“Action”

means any action, proceeding (legal, administrative or otherwise), Claim, demand, suit, litigation, complaint, audit, arbitration, or other legal recourse and any investigation or enquiry, of any nature, domestic or foreign, civil or criminal, commenced, brought, conducted or heard by or before, or that otherwise involves, a Governmental Authority, arbitrator, mediator, or arbitral or mediation panel pending against a person;

“Actuarial Report”	means the actuarial report at item 13.2 of the Data Room;
“Affiliate”

means, with respect to a person, (a) a person that directly, or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, such person; or (b) any person deemed to be an affiliate of such person under the Monopoly Regulation and Fair Trade Law of Korea;

“Anti-Corruption Laws”

means, collectively, any Applicable Law of any jurisdiction in which the Company performs business, or of the United States, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, and any and all anti-corruption or similar Applicable Laws of Korea;

“Applicable Law”

means any national, provincial, regional, local or foreign law, statute or ordinance, or any rule, regulation, standard, Order, agency requirement, licence or permit of any Governmental Authority (including the rules of any applicable stock exchange);

“Authorised Representatives”

means such directors, officers, employees, agents, contractors or professional advisers of a Party duly authorised or appointed thereby to act on its behalf in the giving of instructions to and communicating with the other Party and the performance of any other acts, discretions or duties on its behalf under this Agreement;

“Business”	means the business (including the life insurance business) conducted by the Company as of the date of this Agreement;
“Business Day”	means a day (other than a Saturday, Sunday or public holiday) on which licenced banks are generally open for business in Seoul and Newark, New Jersey;
“Capital Contribution”	has the meaning ascribed to it in Clause 3.4;
“CGT”

means all Taxes required to be withheld under the Applicable Laws of Korea (or any national, provincial, district or local subdivisions or agencies thereof) and applicable income tax treaties with respect to the Seller’s capital gains in respect of the sale of the Shares hereunder;

“Claim”	means any claim, action, cause of action, investigation, proceeding, charge, dispute, suit, or any other similar right or claim;
“Code”	has the meaning ascribed to it in Clause 13.1;
“Company”	has the meaning ascribed to it in the Recitals;
“Company LTIP”	has the meaning ascribed to it in Clause 11.4;
“Company LTIP Payment”	has the meaning ascribed to it in Clause 11.4;
“Company Real Properties”	has the meaning ascribed to it in paragraph Schedule 311.1 of Schedule 3;
“Company Returns”	has the meaning ascribed to it in Clause 13.6;

“Compensating Party”	has the meaning ascribed to it in paragraph 4.1 of Schedule 4;
“Competing Activity”

means a business or operation in Korea which would compete with the Business as conducted immediately prior to the Completion, except for any other businesses or operations presently conducted by the Seller’s Group (excluding the Company) in Korea (consisting primarily of the operations of PGIM, Inc.);

“Completion”	means completion of the sale and purchase of the Shares in accordance with Clause 7; and “Complete” is to be construed accordingly;
“Completion Date”	means the date on which Completion takes place in accordance with Clause 7;
“Completion Schedule”	has the meaning ascribed to it in Clause 6.3;
“Conditions”	has the meaning ascribed to it in Clause 5.3;
“Confidential Information”

means all proprietary, confidential and non-public information provided by one Party (or its Affiliates or Authorised Representatives) to the other (or its Affiliates or Authorised Representatives) in accordance with, or for the purposes of, any of the Transaction Documents, including the contents of the Transaction Documents and any proprietary, confidential and non-public information which is provided, whether in the Data Room or otherwise, in consequence (i) of the negotiations relating to this Agreement or any other Transaction Document or (ii) of a Party being involved in the performance of this Agreement or any other Transaction Document in any manner whatsoever or performing or exercising its rights and obligations under this Agreement or any other Transaction Document, and such information any Party (or its Affiliates or Authorised Representatives) may have acquired with respect to the customers, business, financial conditions, assets or affairs of the other Party and other information which has an economic value to the disclosing Party, and all analyses, compilations, forecasts, studies, summaries, notes, reports, memoranda, interpretations, data and other documents and materials which contain or reflect or are generated from any of the foregoing, in each case whether oral or written and in whatever form;

“Confidentiality Agreement”	means the non-disclosure letter agreement between Prudential Financial, Inc. and the Purchaser dated November 27, 2019;
“Consideration”	has the meaning ascribed to it in Clause 3.1;

“Contract”	means a binding contract, agreement, understanding, arrangement, or other instrument, including all amendments and modifications thereto;
“Control”

means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through ownership of voting securities or partnership or other equity interests, the right or ability to appoint directors, by contract or otherwise, provided that the indirect or direct ownership or control of more than 50% of the voting securities in such person shall be deemed to constitute Control; and “Controlled” shall be construed accordingly;

“Conversion Date”	has the meaning ascribed to it in Clause 28.2(b);
“Conversion Rate”	has the meaning ascribed to it in Clause 28.2(a);
“Coral Reef Investment Agreement”	[***];
“Data Room”

means all documents, materials and information (including any Q&A) made available in the Project Magnum virtual data room hosted by Intralinks, Inc. as closed as of 5:00am on April 10, 2020 (where (i) the Seller hereby warrants and (ii) Intralinks, Inc. has confirmed by delivery of a letter, that the virtual data room is closed as at such time and no additional documents, materials and information will be uploaded thereafter), a secured digital copy of which shall be delivered by the Seller to the Purchaser as soon as practicable after the execution of this Agreement;

“Designated Bank Account”	means such KRW account as the Seller shall notify to the Purchaser in writing no less than 5 (five) Business Days prior to the Completion Date;
“Disclosure Letter”	means the disclosure letter of the same date as this Agreement (including the contents of any schedule or annex thereto) from the Seller to the Purchaser, together with all documents attached to it;
“Dispute Amount”	has the meaning ascribed to it in paragraph 4 of Part C of Schedule 2;

“Employee Payments”

means any compensation, retention bonus, consolation bonus or other payment to any director, officer, Employee, Life Planner, independent contractor, agent, consultant or broker of the Company paid prior to the Completion, or agreed by the Seller or its Affiliate prior to the Completion to be paid, by the Company, in each case, in connection with the transactions contemplated by the Transaction Documents, including section 4.1(6)

of Annex 1 and section (9) of Annex 2 of the Disclosure Letter, and for the avoidance of doubt excluding any Company LTIP Payment;

“Employees”

means any individuals employed by the Company at the relevant time and “Employee” shall mean any one of them; for the avoidance of doubt, any independent contractors or agents of the Company, including any Life Planners or General Agencies, are not Employees;

“Encumbrance”

means any mortgage, fixed or floating charge, pledge, lien, option, restriction, guarantee, trust, right to acquire, right of pre-emption, or any other encumbrance, legal or equitable third party right or interest, including any assignment by way of security or trust arrangement for the purpose of providing security, encumbrance or other security interest of any kind (including title transfer and retention arrangements), any restriction on voting, transfer or receipt of income, and any other type of agreement or arrangement howsoever created or arising having a similar effect, or any agreement or arrangement to create any of the foregoing, but in each case excluding any Permitted Encumbrance; and “Encumber” shall be construed accordingly;

“Estimated Leakage Adjustment”	has the meaning ascribed to it in Clause 4.2;
“Estimated Outstanding Intragroup Payables”	has the meaning ascribed to it in Clause 6.3;
“Estimated Outstanding Intragroup Receivables”	has the meaning ascribed to it in Clause 6.3;
“Expert”	has the meaning ascribed to it in paragraph 3 of Schedule 7;
“FATCA”	has the meaning ascribed to it in Clause 13.4;
“Financial Statements”	has the meaning ascribed to it in paragraph 3.1 of Schedule 3;
“Forward Looking Information”

means any forecast, projection, estimate, budget, statement of intent or statement of opinion on or in relation to the future performance or prospects of the Business, the Company or both, including any information or matter of that type contained in a third party report and any best estimate assumptions;

“FSC”	has the meaning ascribed to it in Clause Error! Reference source not found.;
“Fundamental Purchaser Warranties”	means the warranties set out in Clauses 15.1(a) through (c), (d)(i) and (e);

“Fundamental Seller Warranties”	means the warranties set out in paragraphs 1.1 through 1.4, 1.5(i), 1.6, 1.7, 2.1 and 2.2 of Schedule 3;
“Fundamental Warranties”	means, collectively, the Fundamental Purchaser Warranties and the Fundamental Seller Warranties;
“General Agency”	means the general agencies with which the Company engages for its general agency sales channel to conduct the Business;
“Government Official”

means (i) an officer, agent or employee of a government, government-owned enterprise (or any agency, department or instrumentality thereof), political party or public international organization, (ii) a candidate for government or political office, or (iii) an agent, officer, or employee of any entity owned by a government;

“Governmental Authority”

means any international, national, provincial, municipal or local government, legislative, administrative or regulatory body or department, court, tribunal, judicial, or arbitral body, or any body (including any quasi-governmental, independent or self-regulatory body) to which the relevant Party or the Company is subject from time to time;

“Group”	means:
(a)in relation to the Seller, the Seller’s Group; or (b)in relation to the Purchaser, the Purchaser’s Group;
“Guarantors”	has the meaning ascribed to it in Clause Error! Reference source not found.;
“High Yield Bond Fund”	[***];
“Indebtedness”

means (i) any borrowing or indebtedness in the nature of borrowing (including any indebtedness for monies borrowed or raised under any bank or third party guarantee, counter-indemnity, bond, note, bill of exchange or commercial paper, or other similar instruments), (ii) interest, premium, reimbursement, penalty or fee owed with respect to (i) above, and (iii) any obligation of other persons of the types described in items (i) through (ii) guaranteed by the Company;

“Indemnified Persons”	has the meaning ascribed to it in Clause 14.3;
“Insurance Policies”	has the meaning ascribed to it in paragraph Error! Reference source not found. of Schedule 3;

“Intellectual Property”

means (i) registered or unregistered trademarks and service marks and registered domain names (collectively, “Trademarks”), patents, registered or unregistered design rights, copyrights, know-how, database rights and trade secrets, (ii) applications for registration of any of the rights set forth in item (i), and (iii) all other intellectual property rights and equivalent or similar forms of protecting, registered or unregistered, in each case existing anywhere in the world;

“Intellectual Property Licenses”	has the meaning ascribed to it in paragraph 14.2 of Schedule 3;
“IP Agreements”	means the IP Licence Agreement and the Trademark Licence Agreement;
“IP Licence Agreement”

means the agreement to be entered into on Completion with respect to the licence of certain Intellectual Property in the Life Planner Materials and the Life Planner Programme that are in use at Completion, the agreed form of which is set out in Annex 2;

“IT Systems”

means all information technology networks and systems, including all computer hardware (including network and telecommunications equipment and internet related information technology) and software, including cloud services (including user manuals and related documentation) owned by, leased or licenced to, and controlled by, the Company;

“K-IFRS”	means international financial reporting standards as adopted in Korea;
“KNTS”	means the National Tax Service of Korea;
“Korea”	means the Republic of Korea;
“Leakage”	means any of the following (other than the Permitted Leakage):

(a)any dividend or other distribution of capital or income declared, paid or made (whether in cash or in specie) or any reduction, repurchase, redemption, repayment or return of share capital, loan capital or other securities by the Company to, or for the benefit of, any member of the Seller’s Group;

(b)any payment made or Indebtedness extended by the Company to, or for the benefit of, any Leakage Party, in each case, outside the ordinary course of business;

(c)any waiver, discount, forgiveness or release (in whole or in part) by the Company of any amount owed to the Company by, or for the benefit of, any Leakage Party;

(d)[***];

(e)any assets, rights or other benefits transferred to, or any Encumbrance, Indebtedness or Liability assumed, indemnified, discharged or incurred, by the Company (or against its assets, as applicable) on behalf of, or for the benefit of, any Leakage Party, in each case, outside the ordinary course of business;

(f)any fees and/or related costs or expenses incurred relating to the transactions contemplated by the Transaction Documents paid, or due and payable, by the Company to any Representative, agent, contractor or professional advisor of the members of the Seller’s Group (including, for illustrative purposes only, accountants, lawyers, consultants and other advisors);

(g)any arrangement, agreement or undertaking by the Company to do any of the foregoing matters; and

(h)any Taxes, fees or costs incurred or paid or payable by the Company (including any Taxes required to be withheld and paid or payable by the Company on behalf of, or for the benefit of, any Leakage Party or any other relevant recipient), in each case to the extent attributable to any of the foregoing;

“Leakage Adjustment”	has the meaning ascribed to it in Clause 4.2;
“Leakage Claim”	has the meaning ascribed to it in Clause 4.2;
“Leakage Claim Dispute”	has the meaning ascribed to it in Clause 4.5;
“Leakage Party”	means any member of the Seller’s Group (other than the Company) and their respective officers and directors;
“Lease Agreement”	means the Lease Agreement, dated October 23, 2015, between the Company and Prudential Financial Korea, Inc., and any amendments thereto;
“Leases”	hError! Reference source not found.as the meaning ascribed to it in paragraph Error! Reference source not found. of Schedule 3;

“Liabilities”

means any and all debts, liabilities, commitments and obligations of any kind, whether fixed, contingent or absolute, accrued or not accrued, asserted or not asserted, known or unknown, whenever or however arising (including, whether arising out of any contract or tort based on negligence or strict liability) and whether or not the same would be of a type that are required by K-IFRS to be reflected in the Financial Statements;

“Life Planner”

means each person engaged by the Company as a “Life Planner” for purposes of the Life Planner Programme, including, for the avoidance of doubt, each individual engaged by the Company as “Sales Manager” or “Agency Manager”;

“Life Planner Annuity Terms”	means the terms indicated in the long-term incentive program for certain Life Planners disclosed at item 2.9.1.6.2 of the Data Room;
“Life Planner Materials”

means any documents or data (including computer presentations, voice or video recording), whether in hard copy or stored and/or processed in computer memory, telecommunication network, or other data carriers, that are used by the Company for the purposes of providing any person (from within or outside the Company) with information or training with respect to the Life Planner Programme, including but not limited to marketing materials as well as training guidebooks and brochures, as used by the Company for training of its employees, agents and/or independent contractors;

“Life Planner Programme”

means any and all methods, standards, systems as well as technical, accounting, commercial, actuarial and management processes, information and know-how (including any Intellectual Property), as used by the Company for the sale of its products;

“Life Planner Trademarks”	means any Trademarks including or referring to any of “Life Planner”, “LP” or “라이프플래너” (or any derivative thereof), and any marks listed in Part B of Schedule 6;
“Long Stop Date”

means the date falling 9 (nine) months after the date of this Agreement or such other date as may be agreed in writing between the Seller and the Purchaser; provided, that, if, on such date set forth above, the Condition in Clause 5.1(a) and 5.2(a) has not been satisfied, then the Long Stop Date shall be automatically extended by 3 (three) months;

“Losses”	means all demands, Actions, damages, payments (including settlement payments), awards, judgments, fines, penalties, losses, Taxes, costs (including legal costs), expenses and other Liabilities;

“Material Adverse Effect”

means any fact, change, effect, event, development or occurrence (i) that is materially adverse, or is reasonably expected to be materially adverse, to the business, assets, liabilities or financial condition of the Company, taken as a whole, or (ii) that materially impairs or prevents the ability of the Seller to consummate the transactions contemplated by the Transaction Documents; provided, however, that for purposes of clause (i), no fact, change, effect, event, development or occurrence arising or resulting from any of the following, either alone or in combination, shall constitute or be taken into account in determining whether there has been a Material Adverse Effect: (A) operating, business, regulatory or other conditions in the industry in which the Company operates; (B) general economic conditions, including changes in the credit, debt, financial, currency or capital markets (including changes in interest or exchange rates), in each case, in Korea or anywhere else in the world; (C) earthquakes, floods, hurricanes, tornadoes, volcanic eruptions, natural disasters or other acts of nature; (D) global, national or regional political conditions, including hostilities, acts of war, sabotage or terrorism or military actions or any escalation, worsening or diminution of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof; (E) epidemic, pandemic or other similar outbreak (including the COVID-19 virus) or other force majeure event or material worsening of such matters existing as of the date hereof; (F) the execution, announcement, pendency or performance of this Agreement or the consummation of the transactions contemplated hereby (including any action taken or omitted to be taken by the Company at the written request of the Purchaser that the Company is not otherwise expressly obligated to take, or to omit from taking, pursuant to this Agreement), including the impact thereof on relationships, contractual or otherwise, with customers, suppliers and others having business dealings with the Company; (G) any actions expressly required by, or the failure to take any action expressly prohibited by, the terms of this Agreement; (H) any change after the date hereof in Applicable Law or K-IFRS or other applicable accounting rules, or the interpretation thereof; (I) the fact that the prospective owner of the Company is the Purchaser or any Affiliate of the Purchaser; and (J) any failure by the Company to meet any projections, forecasts or estimates (provided, however, that any fact, change, effect, event, development or occurrence that caused or contributed to such failure to meet any projections, forecasts or estimates shall not be excluded under this clause (J)); provided, further, that in the case of clauses (A), (B), (C), (D), (E) and (H), any such fact, change, effect, event or occurrence may be taken into account in determining whether there has been a Material Adverse Effect to the extent such fact, change, effect, event or occurrence adversely affects the Company, taken as a whole, in a disproportionate manner relative to the other participants in the industry in which the Company operates;

“Material Contract”

means any of the following Contracts to which the Company is a party or by which it or its assets are bound, other than (x) any insurance policy or annuity contract and (y) the Contracts that are entered into in the ordinary course of business and under which payments on an annual basis by or to the Company, individually or, with respect to any related series of agreements, in the aggregate, did not exceed KRW [***]:

(a)any Contract that expressly limits or restricts the ability of the Company to engage in any line of business or business activity currently conducted by the Company;

(b)any material partnership, consortium, profit (loss) sharing or joint venture Contract;

(c)any Contract that relates to material acquisitions or dispositions of substantial assets (including spin-offs), restructurings or reorganizations by the Company;

(d)any Contract under the terms of which, in connection with the change of control contemplated under this Agreement, any other Person will be entitled to exercise any notice, consent, acceleration, termination or pre-emption right or other option;

(e)the template form of Contracts with any Life Planner or General Agency, or any material Contracts therewith entered into outside the ordinary course of business;

(f)any indemnification agreement with any director or officer of the Company, or any agreement with the Labor Management Council of the Company or any similar agreement with an employee representative body (a “Labor Agreement”);

(g)any Contract pertaining to share incentive or share purchase schemes pertaining to capital stock of the Company or its Affiliate as applied to the directors, officers, Employees, agents or independent contractors of the Company;

(h)any Contract with a Governmental Authority to which the Company is a party;

(i)any Contract with a reinsurer;

(j)any asset management Contract that falls within the following: (w) any asset management Contract with the assets under management in excess of KRW [***]; (x) any alternative investment-related Contract with the commitment amount in excess of KRW [***]; (y) any derivative Contract; and (z) any lending Contract with the principal amount in excess of KRW [***]other than any lending made pursuant to the general terms and conditions of the Company in the ordinary course of business;

(k)any Contract providing for the lease of real property under which the Company is the lessor, under which the security deposit exceeds KRW [***];

(l)any Contract with any Affiliate of the Company, or with a board member or member of senior management of the Company (other than employment agreements entered into in the ordinary course on arm’s length terms);

(m)any Contract with any other person which relates to Indebtedness in any single transaction or a series of related transactions in excess of KRW [***];

(n)any Contract entered into after January 1, 2015 containing covenants requiring capital expenditures by the Company in any single transaction or a series of related transactions in excess of KRW [***] in any given twelve (12)-month period;

(o)any Contract related to the development, ownership, use, operation and/or maintenance of the IT Systems required for the Business, in any single transaction or a series of related transactions in excess of KRW [***] in the most recent twelve (12)-month period;

(p)any Tax-sharing Contract; and

(q)any Contract entered into after January 1, 2015 which involves payments on an annual basis by or to the Company of more than KRW [***];

“Materials”	has the meaning ascribed to it in paragraph 1 of Part A of Schedule 6;
“Money Laundering Laws”	has the meaning ascribed to it in paragraph Error! Reference source not found. of Schedule 3;
“New Name”	has the meaning ascribed to it in Clause 12.1;
“Notice”	has the meaning ascribed to it in Clause 22.1;

“Notices to CEOs”	has the meaning ascribed to it in paragraph 2 of Schedule 7;
“Notified Party”	has the meaning ascribed to it in paragraph 4.1 of Schedule 4;
“OFAC”	has the meaning ascribed to it paragraph Error! Reference source not found. of Schedule 3;
“OFAC Sanctions”	has the meaning ascribed to it in paragraph Error! Reference source not found. of Schedule 3;
“Optional Period"	has the meaning ascribed to it in paragraph 1 of Part A of Schedule 6;
“Order”

means any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling or writ of any court, administrative agency or other Governmental Authority, or any arbitrator, mediator or tribunal;

“Outstanding Intragroup Payables”	means any amounts of Indebtedness owing by the Company to any member of the Seller’s Group as at the Completion Date;
“Outstanding Intragroup Receivables”	means any amounts of Indebtedness owing by a member of the Seller’s Group to the Company as at the Completion Date;
“Owned Intellectual Property”	has the meaning ascribed to it in paragraph Error! Reference source not found. of Schedule 3;
“Parties”	means the parties to this Agreement, and “Party” means either of them;
“Payables and Receivables Dispute”	has the meaning ascribed to it in paragraph 5 of Part C of Schedule 2;
“Payables and Receivables Dispute Notice”	has the meaning ascribed to it in paragraph 4 of Part C of Schedule 2;
“Payment”	has the meaning ascribed to it in paragraph Error! Reference source not found. of Schedule 3;
“Permissions”	has the meaning ascribed to it in paragraph Error! Reference source not found..1 of Schedule 3;
“Permitted Encumbrances”	means Encumbrances incurred in the ordinary course of business that do not adversely interfere with the use of the encumbered asset in any material respect;
“Permitted Leakage”	means any of the following: [***];

“PFI Bonds”	[***];
“PICA”	means The Prudential Insurance Company of America, Inc., a corporation incorporated and existing under the laws of New Jersey;
“Precap Fund”

means Pramerica Real Estate Capital VI, L.P., a limited partnership constituted pursuant to an original limited partnership agreement dated September 30, 2015, between Pramerica Precap VI GP LLP and Pramerica Real Estate Capital VI (Scots) Limited Partnership;

“Pre-Closing Estimate”	has the meaning ascribed to it in Clause 4.2;
“Prudential Trademark Use Term”	has the meaning ascribed to it in paragraph 1 of Part A of Schedule 6;
“Prudential Trademarks”	means any Trademarks including or referring to any of “Prudential” or the Rock Design (or any derivative thereof), and any marks listed in Part A of Schedule 6;
“Purchaser Required Approval”	has the meaning ascribed to it in Clause Error! Reference source not found.
“Purchaser Sufficient Resources”	has the meaning ascribed to it in Clause 15.1(i);
“Purchaser’s Group”

means the group of companies comprising the Purchaser and its Affiliates from time to time (including, following Completion, the Company), and “member of the Purchaser’s Group” shall be construed accordingly;

“Purchaser’s Warranties”	means the warranties given by the Purchaser in Clause 15.1;
“Regulatory Requirement”	means the Applicable Laws, guidance or other conditions or requirements of each Governmental Authority of competent jurisdiction as far as they relate to the Company;
“Representatives”	means, in relation to any person, the directors, officers and employees of such person;
“Reserves”	has the meaning ascribed to it in paragraph Schedule 414.3(a) of Schedule 4;
“Section 338 Election”	has the meaning ascribed to it in Clause 13.1;
“Section 338 Election Forms”	has the meaning ascribed to it in Clause Error! Reference source not found.;

“Seller’s Group”	means the group of companies comprising the Seller and its Affiliates (excluding, following Completion, the Company), and “member of the Seller’s Group” shall be construed accordingly;
“Seller’s Group Insurance Policies”

means all insurance policies (whether under policies maintained with third party insurers or any member of the Seller’s Group) maintained by the Seller or any member of the Seller’s Group in relation to the Company or under which, immediately prior to the Completion Date, the Company is entitled to any benefit, and “Seller’s Group Insurance Policy” means any one of them;

“Seller’s Warranties”	means the warranties given by the Seller in Clause 8 and Schedule 3;
“Seller Warranty Claim”	has the meaning ascribed to it in Clause 8.2;
“Shares”	has the meaning ascribed to it in the Recitals;
“STT”	means the securities transaction tax which arises from the sale of the Shares by the Seller pursuant to the Securities Transaction Tax Law of Korea, as amended;
“Sub-Licence”	has the meaning ascribed to it in paragraph 1 of Part A of Schedule 6;
“Tax”

means all forms of taxation, withholdings, deductions, duties, imposts, levies, fees, charges, social security contributions or other assessments of a similar nature, imposed, levied, collected, withheld, assessed or enforced by any local, municipal, regional, urban, governmental, state, federal or other body or authority in Korea or elsewhere, including, without limitation, corporate taxes, income taxes, gross receipts taxes, value added taxes, capital gain taxes, excises, withholding taxes, stamp duty, comprehensive land taxes, securities transaction taxes, education taxes, business office taxes, acquisition taxes, sales taxes, gain taxes, use taxes, license taxes, registration taxes, gift taxes, inheritance taxes, capital stock taxes and health insurance, unemployment insurance, severance, disability, national pension, workers’ compensation insurance, and all other social security premium, due or charged, imposed by any Tax Authority, and any interest, penalty, surcharge, fine or additions to tax that may become payable in connection therewith;

“Tax Authority”	means any Governmental Authority competent to impose, assess or enforce any liability to Tax in Korea or elsewhere;
“Tax Exemption Package”	has the meaning ascribed to it in Clause 21.3;

“Tax Return”

means any return, report, declaration, form, application for tax treaty benefits, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, filed or required to be filed, or received or to be received, with respect to any Tax under Applicable Law;

“Tax Warranties”	means the warranties set out in paragraph 16 of Schedule 3;
“Tax Warranty Claim”	means any claim brought by the Purchaser in respect of any purported breach of a Tax Warranty;
“Third Party Claim”	means a Claim brought by any person other than the Seller or the Purchaser;
“Trademark Licence Agreement”	means the licence agreement to be entered into on Completion in respect of Life Planner Trademarks, the agreed form of which is set out in Annex 3;
“Trademarks”	has the meaning ascribed to it in the definition of “Intellectual Property”;
“Transaction Documents”	means this Agreement, the Disclosure Letter, the Transitional Services Agreement and the IP Agreements, and “Transaction Document” means any of them;
“Transitional Services Agreement”	means the agreement to be entered into on Completion in respect of certain services to be provided on a transitional basis post-Completion, the agreed form of which is set out in Annex 1;
“Undelivered Shares”	has the meaning ascribed to it in paragraph 1 of Part A of Schedule 2;
“Warranty”	means, collectively, the Purchaser’s Warranties and the Seller’s Warranties;
“Warranty Claim”	has the meaning ascribed to it in Clause 15.2; and
“Workbench Project”	[***].
1.2

All references to statutes, statutory provisions or enactments shall include references to any consolidation, re-enactment, modification or replacement of the same, any statute, statutory provision or enactment of which it is a consolidation, re-enactment, modification or replacement and any subordinate legislation in force under any of the same from time to time except to the extent that any consolidation, re-enactment, modification or replacement enacted after the date of this Agreement would extend or increase the liability of any Party to another under this Agreement.

1.3

References to this Agreement include the Recitals and Schedules which form part of this Agreement for all purposes. References in this Agreement to the “Recitals”, “Schedules”, “Annexes” and “Clauses” are references respectively to the recitals, schedules and annexes to and clauses of this Agreement.

1.4	Save where specifically required or indicated otherwise:
(a)

words importing one gender shall be treated as importing any gender, words importing individuals shall be treated as importing corporations and vice versa, words importing the singular shall be treated as importing the plural and vice versa, and words importing the whole shall be treated as including a reference to any part thereof;

(b)

references to the “ordinary course of business” shall mean, unless otherwise specified, any action taken by the Company which is consistent with the past usual customs and practices of the Company subject to such changes made by the Company that are in compliance with Applicable Law as are commercially reasonable in light of the then-current operating conditions and developments with respect to the Company as a result of the COVID-19 outbreak, its impact on economic conditions and actions taken by Governmental Authorities in response thereto, provided (other than for purposes of paragraph 3.4 of Schedule 3) that:

(i)	with respect to any such changes from the Accounts Date until the date hereof, such changes have been disclosed to the Purchaser prior to the date hereof; or
(ii)

with respect to any such material changes from and after the date hereof until the Completion, the Seller shall provide a prior written notice to the Purchaser with respect to such changes, and consult with the Purchaser in good faith in connection therewith;

(c)

references to a “person” shall include any individual, firm, body corporate, unincorporated association, government, state or agency of state, association, joint venture or partnership, in each case whether or not having a separate legal personality. References to a company shall be construed so as to include any company, corporation or other body corporate wherever and however incorporated or established;

(d)

references to the word “include” or “including” (or any similar term) are not to be construed as implying any limitation and general words introduced by the word “other” (or any similar term) shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things;

(e)	any reference to “writing” or “written” includes any method of reproducing words or text in a legible and non-transitory form;
(f)	references to “₩” or “KRW” are to the lawful currency of Korea as at the date of this Agreement;
(g)	references to “$” or “USD” are to the lawful currency of the United States of America as at the date of this Agreement; and
(h)	references to times of the day are to that time in Korea and references to a day are to a period of 24 hours running from midnight to midnight.
1.5	Clause and paragraph headings and the table of contents are inserted for ease of reference only and shall not affect construction.

1.6

Any reference to a document in the “agreed form” is to the form of the relevant document in the terms agreed between the Seller and the Purchaser at the date of this Agreement (in each case with such amendments as may be agreed by or on behalf of the Seller and the Purchaser prior to Completion).

1.7

Where any statement in the Seller’s Warranties is qualified by the expression “so far as the Seller is aware” or any similar expression, such statement shall be deemed only to be made on the basis of the actual knowledge of Kurtis Jang, Michael Bohm and Helena (Gwiyoum) Chang, after due inquiry of their direct reports, and the actual knowledge of the Chief Risk Officer, the Chief Actuary, the Chief Investment Officer, the Chief Compliance Officer and the Head of Human Resources of the Company as at the date hereof.

2.	Sale and Purchase of the Shares
2.1	On the terms and subject to the conditions set out in this Agreement, at Completion the Seller shall sell, and the Purchaser shall purchase, the Shares.
2.2	The Shares shall be sold free from all Encumbrances and together with all rights attaching to them at Completion.
3.	Consideration
3.1	The total consideration to be paid by the Purchaser for the Shares shall be equal to (the “Consideration”):
(a)	KRW [●]; plus
(b)	KRW [●] as a fixed interest amount from the Accounts Date to the Completion Date; minus
(c)	the Leakage Adjustment; plus
(d)	the amount of any Capital Contribution pursuant to Clause 3.4.
3.2	Subject to Clauses 4.2 and 21, the Purchaser shall pay the Consideration to the Seller at Completion in accordance with Clause 6.3 and Clause 7.
3.3

The Parties acknowledge that the Company may pay a dividend of up to KRW [***] to the Seller from the Accounts Date and prior to Completion and that such dividend shall not result in a reduction of the Consideration.

3.4

If, between the Accounts Date and Completion, any member of the Seller’s Group makes a capital contribution to the Company that is deemed reasonably necessary or prudent by the Seller in order to continue to conduct the business of the Company after prior consultation with the Purchaser (each a “Capital Contribution”), the amount payable by the Purchaser pursuant to Clause 3.1 shall be increased on a KRW for KRW basis equal to any such Capital Contribution.

4.	Leakage
4.1	The Seller warrants that from the Accounts Date to the date of this Agreement there has been no Leakage, and undertakes that from the date of this Agreement to Completion there will be no Leakage.

4.2

Subject to Clause 4.3, in the event of any Leakage between the Accounts Date and Completion, the Seller shall within 5 (five) Business Days after such Leakage notify the Purchaser of such Leakage. The Purchaser shall be entitled to adjust the Consideration by an amount equal to the aggregate amount of all Leakages incurred up to the Completion (such amount, the “Leakage Adjustment”). In connection with the Leakage Adjustment, the Seller shall prepare and provide to the Purchaser, on or prior to the date that is 10 (ten) Business Days prior to the intended Completion Date, its good faith estimate, duly certified by the chief financial officer of the Company, of any Leakage that has occurred or is expected to occur between the Accounts Date and the Completion (the “Pre-Closing Estimate”), with reasonably detailed supporting documents. The Purchaser and its Authorised Representatives shall be entitled to review the Pre-Closing Estimate and, by no later than within 7 (seven) Business Days prior to the intended Completion Date, may provide its written comments on the Pre-Closing Estimate to the Seller (along with reasonable supporting documentation for such comments). In relation to the foregoing, the Seller shall, and shall cause the Company to, grant the Purchaser and its Authorised Representatives such reasonable access as provided for under Clause 6.2 as is necessary for them to duly and timely review the Pre-Closing Estimate. Upon receipt of such written comments from the Purchaser, the Seller may, in its sole discretion, take into account and reflect the comments (if any) of the Purchaser on the Pre-Closing Estimate (for the avoidance of doubt, whether or not the Seller determines to reflect any comments of the Purchaser shall not delay or otherwise affect the timing for the Completion or otherwise), following which the Seller shall deliver to the Purchaser a written notice setting forth in reasonable detail the final estimate by the Seller for the Leakage Adjustment pursuant to Clause 6.3 (the “Estimated Leakage Adjustment”). For the avoidance of doubt, the Seller’s right to reflect the comments (if any) of the Purchaser pursuant to the foregoing sentence shall not otherwise affect the Purchaser’s rights to receive payment under Clause 4.3 in connection with any Leakage not included in the Estimated Leakage Adjustment. The adjustment of the Consideration and Claims under this Clause 4.2 (a “Leakage Claim”) shall be the sole remedies available to the Purchaser arising from a breach of Clause 4.1.

4.3

The Seller is not liable to make a payment under this Clause 4.3 unless Completion has occurred. To the extent after Completion the Purchaser becomes aware of any Leakage that was not included in the Estimated Leakage Adjustment, the Purchaser shall deliver to the Seller written notice of the occurrence of such Leakage, stating in reasonable detail the nature of the Leakage and the amount claimed, provided that such notice shall be delivered on or before the date falling 12 (twelve) months after the Completion Date (it being agreed that no claim for Leakage shall be made after such date). Except where the Seller disputes the Leakage claimed by the Purchaser, the Seller shall pay (on a USD for USD/KRW for KRW basis) to the Purchaser an amount in cash equal to the amount of such Leakage, as soon as practicable but no later than 5 (five) Business Days after such notice is received by the Seller from the Purchaser. For the avoidance of doubt, any payment made to the Purchaser under this Clause 4.3 shall be regarded as an adjustment to the Consideration.

4.4

The aggregate liability of the Seller in respect of this Clause 4 shall not exceed (on a USD for USD/KRW for KRW basis) an amount equal to the Leakage paid or payable by the Company. Any payment made under this Agreement pursuant to a Leakage Claim shall be treated as an adjustment to the Consideration.

4.5	If any Party disputes any Claims relating to any Leakage (“Leakage Claim Dispute”), the dispute shall be resolved in accordance with the provisions of Schedule 7.
4.6	If Completion does not occur, the Seller shall have no liability to the Purchaser under this Clause 4.

5.	Conditions
5.1	The obligation of the Seller to effect the Completion is subject to the satisfaction (or waiver agreed to in writing by the Seller) at or prior to the Completion of each of the following conditions:
(a)

The Purchaser shall have obtained the approval from the Financial Services Commission (the “FSC”) with respect to its application filed under the Financial Holding Companies Act of Korea for inclusion of the Company as a subsidiary of the Purchaser due to the acquisition of the Shares (the “Purchaser Required Approval”);

(b)

No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Applicable Law or Order prohibiting or making illegal the consummation of the transactions contemplated hereby (provided, that if any Governmental Authority enacts, issues, promulgates, enforces or enters any such Order, the Seller shall use its best endeavours to ensure such Order is vacated by pursuing all available legal challenges and appeals thereto);

(c)

Each of the Purchaser’s Warranties shall be true and correct in all respects, in each case, as of the date of this Agreement and as of the Completion Date as though made on and as of such date (other than Purchaser’s Warranties which by their terms address matters only as of another specified date, which shall be true and correct only as of such date), except where the failure of such Purchaser’s Warranties to be so true and correct has not, individually or in the aggregate, materially impaired or prevented the ability of the Purchaser to consummate the transactions contemplated by the Transaction Documents; and

(d)	The Purchaser shall have, in all material respects, performed and complied with the agreements and covenants required hereunder to be performed or complied with by it at or prior to the Completion.
5.2

The obligation of the Purchaser to effect the Completion is subject to the satisfaction (or waiver agreed to in writing by the Purchaser) at or prior to the Completion of each of the following conditions:

(a)	The Purchaser shall have obtained the Purchaser Required Approval;
(b)

No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Applicable Law or Order prohibiting or making illegal the consummation of the transactions contemplated hereby (provided, that if any Governmental Authority enacts, issues, promulgates, enforces or enters any such Order, the Purchaser shall use its best endeavours to ensure such Order is vacated by pursuing all available legal challenges and appeals thereto);

(c)

Each of the Seller’s Warranties shall be true and correct in all respects, in each case, as of the date of this Agreement and as of the Completion Date as though made on and as of such date (other than Seller’s Warranties which by their terms address matters only as of another specified date, which shall be true and correct only as of such date), except where the failure of such Seller’s Warranties to be so true and correct has not had, individually or in the aggregate, a Material Adverse Effect;

(d)	The Seller shall have, in all material respects, performed and complied with the agreements and covenants required hereunder to be performed or complied with by it at or prior to the Completion; and

(e)	There shall not have occurred and be continuing any Material Adverse Effect.
5.3

Each Party undertakes to use its best endeavours to ensure that the conditions set forth in Clauses 5.1 and 5.2 (collectively, the “Conditions”) which it is in control of, or responsible for hereunder, are fulfilled as soon as reasonably practicable and, in any event, by the Long Stop Date. If it becomes apparent that the FSC will not otherwise give the Purchaser Required Approval, the Purchaser shall promptly notify the Seller and shall promptly offer, accept and agree to all such conditions, obligations, undertakings and/or modifications as are required by the FSC to obtain the Purchaser Required Approval.

5.4

Without prejudice to the generality of Clause 5.3, the Purchaser shall within 5 (five) Business Days after the date of this Agreement commence unofficial discussion with the FSC regarding its filing of a formal application for the Purchaser Required Approval, and shall file the application as soon as possible after the date of this Agreement but in no event later than 15 (fifteen) Business Days after the date of this Agreement, subject to the FSC’s confirmation for the submission of the formal application.

5.5

Without prejudice to Clauses 5.3 and 5.4, the Purchaser shall ensure that any notifications and/or filings made by it in connection with the Purchaser Required Approval are made as soon as reasonably practicable and with all due care and that such notifications and/or filings are accurate and complete, in all material respects, with regard to all requirements specified by the relevant Governmental Authority. In furtherance of the foregoing, the Seller shall:

(a)	render to the Purchaser such assistance as may reasonably be requested by the Purchaser in respect of the Purchaser’s obligations to obtain the Purchaser Required Approval; and
(b)

as soon as reasonably practicable following a request from the Purchaser, provide the Purchaser with all information reasonably necessary to make any notification or filing in connection with the Purchaser Required Approval or as requested by any Governmental Authority, provided that neither the Seller nor any member of the Seller’s Group shall be required under this Clause 5.5 to provide the Purchaser or any member of the Purchaser’s Group with documents or information which contain commercially sensitive or confidential information which the Seller considers (acting in good faith and on a reasonable basis) the disclosure of which would be in violation of any Applicable Law.

5.6

Each Party shall keep the other Party promptly informed of, and shall consult with the other Party regarding, the progress of satisfying the Conditions which it is in control of, or responsible for hereunder. Each Party shall immediately inform the other Party of all developments which would or might reasonably be expected to result in such Party becoming unable to comply with, or satisfy in any respect, any Condition, which it is in control of, or responsible for hereunder. Without any prejudice to the generality of the foregoing, the Purchaser shall, to the extent permitted by Applicable Law and the requirements of Governmental Authorities:

(a)

consult with the Seller or its nominated professional advisers prior to communicating with the FSC (including by email, telephone and text) in any material respect in connection with the Purchaser Required Approval;

(b)

give the Seller prior written notice of, and (if the Seller so reasonably requests) procure permission for the attendance of Authorised Representatives of the Seller at, substantive meetings and teleconferences with applicable Governmental Authorities in connection with the Purchaser Required Approval;

(c)

provide the Seller with draft copies of all material written submissions to any Governmental Authority in relation to the Purchaser Required Approval (other than any such submission or any part thereof that the Purchaser considers (acting in good faith and on a reasonable basis) to be competitively sensitive or required to be kept confidential under contractual obligations or Applicable Law) at such time as will permit the Seller a reasonable opportunity to provide comments on such material submissions before they are submitted or sent or made and, in completing such material submissions or communications, and to the extent reasonably practicable, have due regard to any reasonable comments made by the Seller; and

(d)

promptly provide the Seller upon receipt with copies of all correspondence received from the relevant Governmental Authorities in any material respect in connection with the Purchaser Required Approval (other than any such correspondence or any part thereof that the Purchaser considers (acting in good faith and on a reasonable basis) to be competitively sensitive or required to be kept confidential under contractual obligations or Applicable Law).

6.	Pre-Completion Obligations
6.1	From the date of this Agreement until Completion, the Seller shall, to the extent permitted by Applicable Law, comply with the provisions of Schedule 5.
6.2

Until Completion, the Seller shall, and shall cause its Authorised Representatives, and the Company and its Representatives to, give the Purchaser and its Authorised Representatives reasonable access at reasonable times during normal business hours, and in a manner so as not to interfere with the normal business operations of the Company, to all premises, offices, financials (including those that are reconciled pursuant to K-IFRS) and records of the Company as the Purchaser shall from time to time reasonably request; provided that the reasonableness of such access and requests shall be determined by taking into account, among other considerations, the competitive positions of the Parties and the sensitive nature of the transactions contemplated by this Agreement; provided, further, that the auditors and independent accountants of the Seller, the Company or any of their respective Affiliates shall not be obliged to make any work papers available to any person unless and until such person has signed a customary confidentiality and hold harmless agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or independent accountants; and provided, further, that notwithstanding anything to the contrary contained herein, neither the Seller nor the Company nor any of their Authorised Representatives shall be required to disclose to the Purchaser or any of its Authorised Representatives any consolidated, combined, affiliated or unitary Tax Return that includes the Seller or any of its Affiliates or any Tax-related work papers, except, in each case, for materials or portions thereof that relate solely to the Company. Notwithstanding anything to the contrary contained herein, the Seller shall not be required prior to Completion to disclose, or cause the Company or their respective Representatives to disclose, to the Purchaser or any of its Representatives (or provide access to any offices, premises or records of the Seller or the Company) that could result in the disclosure to such persons or others of, any information (a) the disclosure of which is prohibited by Applicable Law (including any relevant competition law), (b) that is reasonably regarded as confidential to the activities of the Seller or its Affiliates otherwise than in relation to the Company, (c) that is commercially sensitive information (including customer information and details of independent contractors, agents, consultants and employees) of the Company or any member of the Seller’s Group, or (d) that is subject to a confidentiality agreement or obligation prohibiting its disclosure or that is privileged. The Confidentiality Agreement and the provisions of Clause 17 shall apply to any information provided or obtained under this Clause 6.2.

6.3

At least 5 (five) Business Days prior to the intended Completion Date, the Seller shall provide to the Purchaser a schedule (the “Completion Schedule”) setting out in reasonable detail (including any calculations):

(a)	the Estimated Leakage Adjustment;
(b)	the amount of any Capital Contribution pursuant to Clause 3.4;
(c)	its good faith estimate of the Outstanding Intragroup Payables, as duly certified by the chief financial officer of the Company (the “Estimated Outstanding Intragroup Payables”); and
(d)	its good faith estimate of the Outstanding Intragroup Receivables, as duly certified by the chief financial officer of the Company (the “Estimated Outstanding Intragroup Receivables”).
6.4

In the event that Completion is deferred beyond the intended Completion Date in accordance with the terms of this Agreement and the Seller has delivered a Completion Schedule to the Purchaser prior to the occurrence of such deferral, the Seller shall deliver a revised Completion Schedule to the Purchaser in accordance with Clause 6.3 at least 3 (three) Business Days prior to the deferred Completion Date, and the Completion Schedule previously submitted by the Seller shall cease to apply for all purposes.

6.5

The Purchaser shall not make, and shall ensure that its Affiliates and Authorised Representatives do not make, any written or oral communications to the directors, officers or employees of the Company before the Completion Date, in connection with the transactions contemplated by this Agreement, without the Seller’s prior written consent, which shall not be unreasonably withheld.

6.6

Following the filing of the application to the FSC referenced in Clause 5.4, the Parties shall establish a joint committee, for which the Purchaser and the Seller shall each appoint 2 (two) representatives, to (i) discuss, prepare for and agree upon written plans for the orderly separation of the Company from the Seller’s systems and infrastructure at Completion, the integration of the Company with the Purchaser after separation from the Seller’s systems and infrastructure, as soon as possible but no later than 20 (twenty) days following the date thereof, and (ii) monitor and manage the implementation of, and any interaction and communication with regard to, such plans.

6.7

During the date hereof until the Completion, the Seller shall not, and shall cause its Authorised Representatives, and the Company and its Authorised Representatives not to, directly or indirectly, solicit any inquiries or proposals, provide information or enter into any discussions, negotiations, or agreements, relating to the direct or indirect disposition, whether by sale, merger or otherwise, of any capital stock or securities of the Company, or all or any material portion of the Business, to any person other than the Purchaser or its Affiliates.

6.8

During the date hereof until the Completion, the Seller shall give prompt written notice to the Purchaser and the Purchaser shall give prompt written notice to the Seller of (i) any Warranty made by it contained in this Agreement becoming inaccurate in any material respect and (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement within the time contemplated hereby, in each case, that would reasonably be expected to cause a Condition to fail to be satisfied.

7.	Completion
7.1

Completion shall take place at 10:00am at the offices of Yulchon LLC, Parnas Tower, 38F, 521 Teheran-ro, Gangnam-gu, Seoul 06164, Korea, on the last Business Day of the calendar month in which the last of the Conditions has been satisfied, provided that if such satisfaction takes place less than 3 (three) Business Days before the end of that calendar month, Completion shall take place at the same location and time on the 3rd Business Day after the date on which the last of the Conditions was satisfied. Notwithstanding the above, Completion may take place at such other location, time or date as may otherwise be agreed between the Seller and the Purchaser.

7.2	At Completion, the Seller shall observe and perform the relevant provisions of Part A and Part C of Schedule 2.
7.3	At Completion, the Purchaser shall observe and perform the relevant provisions of Part B and Part C of Schedule 2.
7.4

If a Party fails to comply with any obligation under Clause 7.2 or 7.3, the Purchaser, in the case of non-compliance by the Seller, or the Seller, in the case of non-compliance by the Purchaser, shall provide written notice to the Seller or the Purchaser, as the case may be. Following receipt of such notice, the non-compliant Party shall have the opportunity to remedy such non-compliance within 10 (ten) Business Days, and if not remedied, the other Party shall be entitled (in addition to and without prejudice to all other rights and remedies available) by written notice to the non-compliant Party:

(a)	if the Long Stop Date has passed, to terminate this Agreement in accordance with Clause 16.1;
(b)	to effect Completion so far as practicable having regard to the defaults which have occurred, including by exercising any right to specific performance; or
(c)

to fix a new date for Completion (not being more than 1 (one) month after the agreed date for Completion) in which case the provisions of Clauses 7.2 and 7.3 shall apply to Completion as so deferred but provided such deferral may only occur once.

8.	Seller’s Warranties
8.1

The Seller hereby warrants to the Purchaser that the Seller’s Warranties are true and accurate as at the date of this Agreement and as at the Completion Date (other than Seller’s Warranties which by their terms expressly address matters only as of another specified date, which shall be true and correct only as of such date).

8.2

The Seller shall indemnify, defend and hold harmless the Purchaser, and any of its Affiliates, and their respective shareholders, directors, officers, employees, agents, and advisors from and against any and all Losses incurred thereby arising out of or resulting from: (i) any inaccuracy or breach of any Seller’s Warranty as at the date of this Agreement or as at the Completion Date (or for any Seller’s Warranties which by their terms expressly address matters only as of another specified date, as of such date) (any Claim based on such inaccuracy or breach, a “Seller Warranty Claim”) (provided, that those Seller’s Warranties that are subject to a materiality or Material Adverse Effect qualifier (other than those set forth in paragraphs 3.1 and 4.1(b) of Schedule 3, or in any such Seller’s Warranties requiring the listing of items or delivery of documents such as the last sentence of paragraphs 6.1, 8.1 and 11.1 of Schedule 3) shall be deemed to be made without such qualifier for the purposes of this Clause 8.2), and (ii) any breach of, or failure to perform, any of its covenants, agreements or other obligations contained in this Agreement, in each case of clauses (i) and (ii), subject to the limitations and other provisions set out in Schedule 4.
8.3

In entering into this Agreement, the Purchaser acknowledges and agrees in respect of the transactions contemplated under this Agreement and the other Transaction Documents that, except for the warranties expressly given in this Clause 8 and Schedule 3, neither the Seller nor any of its Affiliates nor any other person makes or has made, nor has the Purchaser or any of its Affiliates relied on, any representation or warranty, either express or implied and whether past, present or future, with respect to the Company, the Business or the transactions contemplated by this Agreement, or as to the accuracy or completeness of any of the information provided (including in the Data Room, Disclosure Letter, any management presentations, information memoranda, ratings agency presentations, supplemental information or other materials or information with respect to any of the above), whether in writing, verbal or howsoever provided, or otherwise made available to the Purchaser or its Affiliates.

9.	Transitional Arrangements
9.1	The Company shall be permitted to use and sub-licence the Prudential Trademarks which are owned by the Seller’s Group on the terms and for the periods set out in Schedule 6 and Clause 12.
9.2

The Parties hereby acknowledge and agree that, following Completion, the Seller’s Group will provide certain agreed services to the Company, and the Company will provide certain agreed services to the Seller’s Group, in each case upon the terms and conditions (including the periods for, and the fees at, which such services will be provided) set out in the Transitional Services Agreement to be entered into at Completion.

9.3	The Purchaser acknowledges and agrees that from the Completion Date, save as otherwise provided in this Agreement or otherwise agreed between the Purchaser and the Seller:
(a)

the Company shall not have or be entitled to the benefit of any Seller’s Group Insurance Policy in respect of any event, act or omission that takes place after the Completion Date and it shall be the sole responsibility of the Purchaser to ensure that adequate insurance is put in place for the Company with effect from the Completion Date; and

(b)	neither the Seller nor any member of the Seller’s Group shall be required to maintain any Seller’s Group Insurance Policy for the benefit of the Company.

The Parties acknowledge and agree that, except for the arrangements listed in Schedule 8, all intragroup agreements (including any reinsurance treaties) entered into by the Company with any member of the Seller’s Group will terminate or otherwise cease to have effect on or prior to the Completion Date, without any ongoing Liabilities to the Company (other than Permitted Leakage) arising out of such termination (other than the settlement of amounts owed thereunder as contemplated in this Agreement).

9.4

The Seller and the Purchaser shall use their respective commercially reasonable endeavours to obtain a waiver or consent from the counterparty of any Contract which requires such waiver or consent in relation to the transactions contemplated by this Agreement, the list of which is as set forth in Annex 4 of the Disclosure Letter, prior to the Completion. The Seller shall be responsible for any fee or other payment payable to the counterparty of any such Contract to the extent such fee or other payment is paid in consideration of such waiver or consent.

10.	Non-Solicitation and Non-Compete

Undertakings of the Purchaser

10.1

The Purchaser undertakes to the Seller that it shall not, and shall procure that each member of the Purchaser’s Group will not, during the period of [***] from the Completion Date, directly or indirectly, solicit or contact with a view to his or her engagement or employment by a member of the Purchaser’s Group, a director, officer, senior manager or senior employee of any member of the Seller’s Group to whom the Purchaser or the relevant member of the Purchaser’s Group has access as a result of the transactions contemplated by this Agreement, except to the extent expressly required or permitted by any Transaction Document.

10.2

Nothing contained in this Agreement shall preclude or restrict the Purchaser or any member of the Purchaser’s Group from engaging or employing any person who has responded to a bona fide recruitment advertisement or other solicitation (whether through a recruitment agency or otherwise) not specifically targeted at such person, or who has made an unsolicited approach to the Purchaser or the relevant member of the Purchaser’s Group.

10.3

The Purchaser acknowledges and confirms that the provisions of Clause 10.1 are reasonable in all the circumstances and any breach of Clause 10.1 would have a material impact on the Seller’s Group (or the relevant member(s) of the Seller’s Group) and therefore the provisions of Clause 10.1 are wholly reasonable as to scope, nature and duration to protect the legitimate interests of the Seller’s Group. The Purchaser acknowledges that the acceptance of these provisions by the Purchaser is a material inducement for the Seller’s entry into this Agreement.

10.4

Each covenant contained in Clause 10.1 shall be construed as separate and severable and if any such covenant is held to be unenforceable in whole or part for any reason, the remaining covenants shall continue to bind the Purchaser, and if such covenant would be valid if part of the wording thereof were deleted or the periods thereof reduced, the said restriction shall apply with such modifications as may be necessary to make it valid and effective.

10.5

The Purchaser acknowledges that damages may not be an adequate remedy for breach of Clause 10.1, in which case the relevant member of the Seller’s Group may seek an injunction or such other equitable relief as a court of competent jurisdiction may see fit to award to enforce such covenants.

Undertakings of the Seller

10.6

The Seller undertakes to the Purchaser that it shall not, and shall procure that each member of the Seller’s Group will not, during the period of [***] from the Completion Date, directly or indirectly, solicit or contact with a view to his or her engagement or employment by another person, a director, officer, Employee, contractor or agent, including any Life Planner of the Company, except to the extent expressly required or permitted by any Transaction Document.

10.7

Nothing contained in this Agreement shall preclude or restrict the Seller or any member of the Seller’s Group from engaging or employing any person who has responded to a bona fide recruitment advertisement or other solicitation (whether through a recruitment agency or otherwise) not specifically targeted at such person, or who has made an unsolicited approach to the Seller or the relevant member of the Seller’s Group.

10.8

The Seller undertakes to the Purchaser that it shall not, and shall procure that each member of the Seller’s Group will not, during the period of [***] from the Completion Date, directly or indirectly, carry on any Competing Activity.

10.9	Nothing contained in Clause 10.8 shall preclude or restrict the Seller or any member of the Seller’s Group from:
(a)

purchasing or holding for passive investment purposes (but without restriction to actions that may be necessary in the event of a subsequent distress in the asset) the equity or debt of any person engaged in, directly or indirectly, any Competing Activity; provided, that the consolidated beneficial ownership of the Seller’s Group (on a fully-diluted basis) in any class of securities of such person shall be less than [***]% of the total issued and outstanding securities of such person;

(b)

purchasing or acquiring any business or person or group of persons (whether by merger, share purchase or purchase of assets or otherwise) that is engaged, directly or indirectly, in any Competing Activity, provided that (i) the Competing Activity of such person or group in Korea accounted for no more than [***]% of the total revenues (on a consolidated basis, if applicable) of such business, person or group during the 12 (twelve) months immediately preceding the purchase or acquisition of such business or person, and (ii) such business or person does not use any name, mark or logo which consists of or comprises, or is likely to be confused or associated with, any Prudential Trademarks, Life Planner Trademarks or other similar Trademarks; or

(c)	entering into reinsurance contracts with persons carrying on any Competing Activity in the ordinary course of business of the Seller’s Group.
10.10

If as part of a transaction the Seller or any member of the Seller’s Group acquires a business or person or group of persons with revenues that exceed the limitations set out in Clause 10.9(b), the Seller shall not be in breach of Clause 10.8 if it procures the entry into a definitive agreement for the divestment of the relevant part of such business and/or procures the cessation of the activities of the relevant part of such business or person or group of persons to a degree that the limitations set out in Clause 10.9(b) are no longer exceeded, in each case within 12 (twelve) months from the date of such acquisition; provided that, notwithstanding the foregoing, the Seller shall at all times procure that such person or group does not use in Korea any name, mark or logo which consists of or comprises, or is likely to be confused or associated with, any Prudential Trademarks, Life Planner Trademarks or other similar Trademarks.

10.11

The Seller acknowledges and confirms that the provisions of Clauses 10.6 and 10.8 are reasonable in all the circumstances and any breach of Clauses 10.6 and 10.8 would have a material impact on the Purchaser’s Group (or the relevant member(s) of the Purchaser’s Group) and therefore the provisions of Clauses 10.6 and 10.8 are wholly reasonable as to scope, nature and duration to protect the legitimate interests of the Purchaser’s Group. The Parties acknowledge that the acceptance of these provisions by the Seller is a material inducement for the Purchaser’s entry into this Agreement.

10.12

Each covenant contained in Clauses 10.6 and 10.8 shall be construed as separate and severable and if any such covenant is held to be unenforceable in whole or part for any reason, the remaining covenants shall continue to bind the Seller, and if such covenant would be valid if part of the wording thereof were deleted or the periods thereof reduced or the range of activities or area dealt with thereby reduced in scope, the said restriction shall apply with such modifications as may be necessary to make it valid and effective.

10.13

The Seller acknowledges that damages may not be an adequate remedy for a breach of Clauses 10.6 and 10.8, in which case the Purchaser may seek an injunction or such other equitable relief as a court of competent jurisdiction may see fit to award to enforce such covenants.

11.	Employees and Incentives
11.1	[***].
11.2	[***].
11.3	[***].
11.4	[***].
11.5	[***].
11.6	[***].
11.7	[***].
11.8	[***].
12.	IP Arrangements
12.1

The Parties hereby agree that the Company shall not be entitled to carry on business under the name “Prudential” or any confusingly similar name. Accordingly, notwithstanding the Prudential Trademark Use Term, the Purchaser hereby undertakes to the Seller to procure that by no later than 1 (one) year after Completion (which period may be extended by an additional up-to 1 (one)-year period to be discussed in good faith, taking into account the reasonable need of the Company for such extension, and mutually agreed between the Parties) the corporate name of the Company is changed to a name which does not contain the word “Prudential” and is not confusingly similar to the current name of the Company (the “New Name”). The Sub-Licence shall only apply to the use of any Prudential Trademarks in respect of the existing Company name for the period permitted by this Clause 12.1.

12.2

Notwithstanding the Prudential Trademark Use Term, the Purchaser hereby undertakes to the Seller to procure that by no later than 1 (one) year after Completion (which period may be extended by an additional up-to 1 (one)-year period to be discussed in good faith, taking into account the reasonable need of the Company for such extension, and mutually agreed between the Parties), the Company shall cease using the Prudential Trademarks in respect of the following Materials: (i) business cards; (ii) invoices; (iii) receipts; (iv) forms; (v) product, training and service literature and materials; and (vi) website and domain names, and shall destroy all such Materials with the Prudential Trademarks which are reasonably capable of destruction. The Sub-Licence shall only apply to the use of any Prudential Trademarks in respect of the Materials listed in this Clause 12.2 for the period permitted by this Clause 12.2 and provided such use is consistent with past practice. Furthermore, notwithstanding the period to which the Sub-Licence applies to the Materials listed in this Clause 12.2, the Purchaser hereby undertakes to procure that, upon adoption of the New Name in accordance with Clause 12.1, the Company will nonetheless clearly state the New Name as specified by Applicable Laws on those Materials requiring such display to which the Sub-Licence applies from the date of approval of use of the New Name.

12.3	[***].

12.4

From Completion, neither the Company nor any member of the Purchaser’s Group shall be authorized to use any of the Life Planner Trademarks or Life Planner Materials except as permitted hereunder and under the IP Agreements.

12.5	Other than as specified in the Seller’s Warranties, the Seller is making no representation with respect to the Life Planner Programme or any of the Life Planner Materials.
12.6

Notwithstanding anything else to the contrary in this Agreement, “Love Cards” or “Love Letters” completed by insureds and held in trust by the Company do not need to have the Prudential Trademarks removed or covered, do not have to be destroyed and may continue to be used as intended. For the avoidance of doubt, “Love Cards” or “Love Letters” that have not yet been completed or are otherwise blank are subject to the terms of this Clause 12 and Schedule 6.

13.	Tax Matters
13.1

The Parties intend for the purchase of the Shares by the Purchaser to be treated as a “qualified stock purchase” within the meaning of Section 338(d)(3) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) of the Company, as to which the Purchaser is the “purchasing corporation” within the meaning of Section 338(d)(1) of the Code. Except as provided in this Clause 13.1, the Purchaser shall not make or permit to be made, an election under Section 338(g) (a “Section 338 Election”) of the Code with respect to the Company in connection with the transactions contemplated hereby.

(a)	The Purchaser hereby warrants to the Seller that, as of the Completion Date, the Purchaser is classified as a corporation for U.S. federal income tax purposes.
(b)

At the election of the Seller, exercisable at any time prior to the date that is 150 days following the Completion Date, the Purchaser shall make, or cause to be made, such timely and effective election under Section 338(g) of the Code with respect to the purchase of Shares of the Company as the Seller designates.

(c)

Within 30 days following the delivery by the Seller of notice to the Purchaser that it directs the Purchaser to make a Section 338 Election, the Seller shall prepare a properly completed IRS Form 8883 and IRS Form 8023 or any successor thereto and any other required forms or schedules thereto (collectively, the “Section 338 Election Forms”) with respect to the Company.

(d)

The Purchaser shall take all actions necessary and appropriate to effect and preserve the Section 338 Election, including signing and timely filing the Section 338 Election Forms. The Purchaser shall cooperate with the Seller with respect to the Section 338 Election Forms and shall furnish a copy of such Section 338 Election Forms promptly after they are filed together with proof of filing;

provided that the Seller shall bear the Purchaser’s reasonable out-of-pocket costs incurred in connection with making and filing such Section 338 Election.

13.2

The Purchaser consents to the Seller’s making or causing to be made, if the Seller so chooses, the election to close the tax year of the Company for U.S. federal income tax purposes pursuant to temporary U.S. Treasury Regulation §1.245A-5T(e)(3)(i) (or any successor guidance).

13.3

Without the prior written consent of the Seller, which shall not be unreasonably withheld, delayed or conditioned, the Purchaser shall not, and shall not permit any of its Affiliates to, amend any Tax returns or make or change any Tax elections or accounting methods, in each case with respect to the Company relating to a taxable period (or portion thereof) ending on or before the Completion Date except to the extent required by applicable Tax law. Upon a determination by the Purchaser or any such Affiliate that such amendment or making or changing of any Tax elections or accounting methods is so required by law, the Purchaser shall promptly notify the Seller of such determination.

13.4

The Purchaser acknowledges and agrees that, in connection with Completion, the Seller will terminate or cancel the Company’s registration with the United States taxing authorities (and if applicable, corresponding non-U.S. taxing authorities) regarding compliance with the provisions of Sections 1471-1474 of the Code, the Treasury Regulations, rules or guidance issued thereunder, and any laws, rules, guidance or other requirements relating to an applicable intergovernmental agreement (collectively, “FATCA”). The Purchaser agrees to reasonably cooperate with the Seller to effect such deregistration and to take all necessary steps to cause the Company to comply with its obligations under FATCA from and after the Completion Date.

13.5

The Purchaser shall promptly notify the Seller in writing (but in no event later than 10 (ten) Business Days after becoming aware thereof) upon receipt by the Company, or the Purchaser or any of its Affiliates of notice of any Tax audits, examinations or assessments for a taxable period (or portion thereof) ending on or prior to the Completion Date, provided that the Purchaser’s failure so to notify the Seller shall not limit the Purchaser’s rights under this Agreement except to the extent the Seller is materially prejudiced by such failure. Thereafter, the Purchaser shall deliver to the Seller, within 5 (five) Business Days after receipt thereof, copies of all notices and documents received by the Purchaser or any of its Affiliates relating to such Tax audit, examination or proceeding (including, for the avoidance of doubt, any Tax audit, examination or assessment that began on or before the Completion Date). Except as otherwise provided herein, (a) the Seller shall, if it so chooses, control at the Seller’s own expense any such Tax audit, examination or proceeding (including, for the avoidance of doubt, any Tax audit, examination or assessment that began on or before the Completion Date) that relates to Taxes of the Company for which the Seller may be liable under this Agreement with the counsel of its choice and (b) the Purchaser shall control any Tax audit, examination or proceeding that is not described in paragraph (a). Each Party that controls the conduct of a Tax audit, examination or proceeding pursuant to this Clause 13.5 (which includes, for the avoidance of doubt, any Tax audit, examination or assessment that began on or before the Completion Date, in particular, including the tax audit of the Seoul Regional Tax Service that the Company is currently undergoing) shall (w) notify such other Party of significant developments with respect to such Tax audit, examination or proceeding and keep such other Party reasonably informed and consult with such other Party as to the resolution of any issue that would materially affect such other Party, (x) give such other Party a copy of any Tax adjustment or assessment proposed in writing with respect to such Tax audit, examination or proceeding and copies of any other written correspondence with the relevant Tax Authority relating to such Tax audit, examination or proceeding, (y) not settle or compromise any issue without the prior written consent of the Purchaser or the Seller, as applicable, which consent shall not be unreasonably withheld or delayed and (z) otherwise permit the Purchaser or the Seller, as applicable, to participate in (but not control) all aspects of such Tax audit, examination or proceeding, at such other Party’s own expense. Except to the extent provided in Clause 13.3, the conduct of any Tax audit, examination or proceeding solely with respect to any taxable period (or portion thereof) beginning after the Completion Date shall be exclusively within the control of the Purchaser.

13.6

The Seller shall file or cause the Company to timely prepare and file with the appropriate Tax Authorities any Tax Returns with respect to the Company due on or prior to the Completion Date subject to applicable extensions. The Purchaser shall cause the Company to timely prepare and file with the appropriate Tax Authorities all Tax Returns with respect to the Company due after the Completion Date (such Tax Returns, other than Tax Returns for which the Seller shall have filing responsibility under this Clause 13.6, the “Company Returns”). The

Purchaser shall provide the Seller with a copy of any Company Returns (including any schedules and workpapers relating thereto) with respect to a taxable period (or portion thereof) ending on or before the Completion Date, for review and comment, at least 20 (twenty) Business Days prior to the respective due date of such Company Returns, and the Seller shall provide the Purchaser with comments on such Company Returns not later than 10 (ten) Business Days prior to the respective due dates of such Company Returns. The Parties shall cooperate in good faith to resolve any disagreements with respect to such comments and (i) in the case of Company Returns for which the applicable taxable period began prior to the Accounts Date, the Purchaser shall revise such Company Returns to incorporate all reasonable comments, and (ii) in the case of any other Company Returns, the Purchaser agrees to cooperate in good faith with the Seller and not act unreasonably with respect to any comments the Seller may make with respect to Company Returns (including related accounting matters) for taxable periods (or portions thereof) beginning after the Accounts Date, provided that if the Purchaser reasonably proposes not to incorporate any of the Seller’s comments with respect to a Company Return described in clause (ii), the Purchaser shall nevertheless incorporate such comment if the Seller agrees to indemnify the Purchaser and the Company against any incremental Taxes resulting therefrom without regard to the limitations on the quantum of indemnification contained in paragraph 2 of Schedule 4. The procedural rules of paragraph 4 of Schedule 4 and Clause 13.5, as applicable, shall govern any claim for such indemnification. The Purchaser shall promptly deliver to Seller an as-filed copy of all Company Returns relating to a Tax period (or portion thereof) ending on or before the Completion Date.

13.7

The Purchaser acknowledges and confirms that the provisions of Clauses 13.1 to 13.6 are reasonable in all the circumstances and any breach of Clauses 13.1 to 13.6 would have a material impact on the Seller’s Group (or the relevant member(s) of the Seller’s Group) and therefore the provisions of Clauses 13.1 to 13.6 are wholly reasonable as to scope, nature and duration to protect the legitimate interests of the Seller’s Group. The Purchaser acknowledges that the acceptance of these provisions by the Purchaser is a material inducement for the Seller’s entry into this Agreement.

13.8

Each covenant contained in Clauses 13.1 to 13.6 shall be construed as separate and severable and if any such covenant is held to be unenforceable in whole or part for any reason, the remaining covenants shall continue to bind the Purchaser, and if such covenant would be valid if part of the wording thereof were deleted or the periods thereof reduced or the range of activities or area dealt with thereby reduced in scope, the said restriction shall apply with such modifications as may be necessary to make it valid and effective.

13.9

The Purchaser acknowledges that damages may not be an adequate remedy for breach of Clauses 13.1 to 13.6 in which case the Seller may seek an injunction or such other equitable relief as a court of competent jurisdiction may see fit to award to enforce such covenants.

14.	Other Covenants
14.1

The Purchaser shall use reasonable endeavours to procure by Completion or, to the extent not done by Completion, as soon as reasonably practicable thereafter, the release with effect from Completion of the Seller or any member of the Seller’s Group or any person connected with any of them (the “Guarantors” and “Guarantor” means any one of them), from any securities, guarantees or indemnities given by or binding upon a Guarantor relating to a liability of the Company.  Pending such release, the Purchaser shall indemnify each member of the Seller’s Group against all amounts paid by any of them pursuant to any such securities, guarantees and indemnities in respect of such liability of the Company which arises out of any event occurring after Completion.

14.2

The Purchaser undertakes to the Seller, that from Completion until the 6th (sixth) anniversary thereof, to the extent permitted by Applicable Law, it shall promptly afford (and will procure that the Company promptly affords) to the Seller and its Affiliates and their respective Authorised Representatives, at reasonable times during normal business hours, and in a manner so as not to interfere with the normal business operations of the Company, access to the books, records, officers, employees, auditors and other advisors of the Company, and shall provide information with respect to the Company in a readily accessible form, to the extent reasonably required by the Seller or any of its Affiliates for any lawful business purpose, including litigation, disputes, compliance, financial and Tax reporting, and the Purchaser shall cooperate fully (and will procure that the Company shall cooperate fully) with the Seller or its relevant Affiliates and their respective Authorised Representatives to furnish such books and records and information and make available such officers, employees, auditors and other advisors of the Company. The Seller shall reimburse the Purchaser promptly for any reasonable out-of-pocket expenses incurred by the Company and any of its Affiliates or Authorised Representatives in complying with any request by or on behalf of the Seller or any of its Authorised Representatives in connection with this Clause 14.2, provided, that the Purchaser shall provide its reasonable estimates of such expenses to the extent practicable.

14.3

Subject to Completion and to the maximum extent permitted under Applicable Law, the Purchaser hereby irrevocably and unconditionally agrees and undertakes not to (and to cause the Purchaser’s Group, including the Company, not to) make or bring any action or claim against the Company’s directors and audit committee members as at the date of this Agreement (the “Indemnified Persons”), in each case based on any act or omission by any of the Indemnified Persons in relation to the Company prior to Completion, except in the case of wilful misconduct, or fraud by the Indemnified Persons.

14.4

Subject to Completion and to the maximum extent permitted under Applicable Law, the Purchaser hereby irrevocably and unconditionally agrees and undertakes to keep fully harmless and indemnify any Indemnified Persons from and against any Action or Claim based on any act or omission by any such Indemnified Persons in relation to the Company prior to Completion, where such Action or Claim is made or brought following the Completion by the Company or the Purchaser (and not, for the avoidance of doubt, by any other person), except in the case of wilful misconduct or fraud by the Indemnified Persons, provided, that the Seller shall not actively terminate any existing directors’ and officers’ liability insurance covering the Indemnified Persons with respect to their acts and omissions occurring at or prior to the Completion.

15.	Purchaser’s Warranties
15.1	The Purchaser hereby warrants to the Seller as at the date of this Agreement and as at the Completion Date as follows:
(a)

the Purchaser has full power, authority and capacity to enter into and perform its obligations under each of the Transaction Documents to which the Purchaser is a party and each of the Transaction Documents constitutes or will, when executed, constitute legal, valid and binding obligations on the Purchaser, enforceable in accordance with their terms, subject to any principles of equity or insolvency law;

(b)	the Purchaser has all requisite corporate powers and authority to own its assets and to conduct the business being carried on by it;
(c)

the Purchaser has obtained all corporate authorisations and (other than to the extent relevant to the Conditions) all other governmental, statutory, regulatory or other consents, licences or authorisations required to empower it to enter into and perform its obligations under this Agreement;

(d)

entry into and performance by the Purchaser of this Agreement and any other Transaction Documents to which it is a party will not (i) breach any provision of the articles of incorporation or equivalent constitutional documents of the Purchaser, (ii) result in any breach of, or constitute a default (or event which, with the giving of notice or the lapse of time, would constitute a default) under, or give any person any rights of termination under, any Contract to which the Purchaser is a party or by which it or its properties are bound, or (iii) (subject to fulfilment of the Conditions) result in a breach of any Applicable Laws or any Order applicable to the Purchaser, except, in the case of clause (ii), as would not reasonably be expected to materially impair or prevent the ability of the Purchaser to consummate the transactions contemplated by the Transaction Documents;

(e)

the Purchaser is validly incorporated, in existence and duly registered under the laws of its jurisdiction of incorporation. The Purchaser has full power under its articles of incorporation or equivalent constitutional documents to conduct its business as conducted at the date of this Agreement;

(f)

the Purchaser has only relied on the warranties contained in Clause 8 and Schedule 3 and not on any other warranty, statement or information given, made or provided by the Seller or any of its Affiliates;

(g)

the Purchaser or any member of the Purchaser’s Group (i) has not had any interactions with any Governmental Authority in Korea in relation to any unsuccessful acquisition or licence application and (ii) is not the subject of any investigation or enquiry by a Governmental Authority which is in progress or threatened or pending which has or could reasonably be expected to have a material adverse effect on the Purchaser’s ability to execute, deliver and perform its obligations under any Transaction Document;

(h)

the Purchaser has informed the Seller of all interactions between the Purchaser and any Governmental Authority in connection with the transactions contemplated under the Transaction Documents prior to the date of this Agreement and has disclosed to the Seller all information communicated by any Governmental Authority to the Purchaser, including (without limitation) with respect to anything which will or may prevent or delay any Condition from being satisfied on or prior to the Long Stop Date, and there are no events or circumstances relevant to the Purchaser or its business which are likely to prevent or delay any Condition from being satisfied on or prior to the Long Stop Date;

(i)

the Purchaser has as of the date hereof sufficient financial resources to, and there will be cash available to the Purchaser’s Group at Completion sufficient to, enable the Purchaser to fulfil its obligation to pay the Consideration and any other amount payable under this Agreement on the due date (together, the “Purchaser Sufficient Resources”);

(j)	there are no events or circumstances of which the Purchaser is aware as to why there should not continue to be Purchaser Sufficient Resources until Completion; and
(k)

no order has been made, petition presented or meeting convened for the purpose of considering a resolution for the winding up or dissolution of the Purchaser. No petition has been presented for an administration order to be made in relation to the Purchaser, and no liquidator, receiver, administrator, administrative receiver, judicial manager, compulsory manager, provisional supervisor or other similar officer has been appointed in respect of the whole or any part of any of the property, assets and/or undertaking of the Purchaser. No events or circumstances analogous to any of those referred to in this paragraph have occurred in any jurisdiction.

15.2	The Purchaser shall indemnify, defend and hold harmless the Seller and any of its Affiliates, and their respective shareholders, directors, officers, employees, agents, and advisors from and against any and all Losses incurred thereby arising out of or resulting from: (i) any inaccuracy or breach of any of the Purchaser’s Warranties (any Claim based on such inaccuracy or breach, a “Purchaser Warranty Claim”, and together with a Seller Warranty Claim, each a “Warranty Claim”), and (ii) any breach of, or failure to perform, any of its covenants, agreements or other obligations contained in this Agreement, subject to the limitations and other provisions set out in Schedule 4.

16.	Termination
16.1	This Agreement may be terminated prior to the Completion:
(a)	by mutual written agreement of the Seller and the Purchaser;
(b)	by either Party, in the event that any of the Conditions shall not have been fulfilled prior to the Long Stop Date;
(c)

by either Party, in the event of a breach or inaccuracy of any Warranty under this Agreement by the other Party, which breach, individually or in the aggregate, would result in, if occurring or continuing on the Completion Date, the failure of any Condition to such Party’s obligations to be satisfied, and which cannot be or has not been cured by the earlier of (i) the date which is 15 (fifteen) Business Days after the other Party’s receipt of written notice regarding such breach and (ii) the Long Stop Date; or

(d)

by either Party, in the event of a breach of any agreement or covenant under this Agreement by the other Party, which breach, individually or in the aggregate, would result in, if occurring or continuing on the Completion Date, the failure of any Condition to such Party’s obligations to be satisfied, and which cannot be or has not been cured by the earlier of (i) the date which is 15 (fifteen) Business Days after the other Party’s receipt of written notice regarding such breach and (ii) the Long Stop Date, provided, however, that the right to effect a termination under the foregoing paragraph shall not be available to any Party if such Party then is in material breach of its Warranty, agreement or covenant hereunder, as applicable.

16.2

Where this Agreement is terminated in accordance with Clause 16.1, this Agreement shall cease to be of any effect save for Clauses 1, 16.2, 17, 20, 22, 23, 25, 26 and 29 (which shall remain in full force and effect) and save in respect of Claims arising out of any wilful breach of this Agreement, including either Party’s rights to claim against the other Party in respect of Losses for failure to Complete.

17.	Confidentiality
17.1

At Completion, each Party shall be released from its obligations under the Confidentiality Agreement except in relation to any antecedent breach thereof. If, for any reason, Completion does not take place and this Agreement is terminated in accordance with the terms hereof, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.

17.2

From and after Completion, the Seller, on the one hand, and the Purchaser, on the other hand, shall, and shall procure that their respective Affiliates (including with respect to the Purchaser, the Company) and Authorised Representatives shall, maintain in confidence any Confidential Information and any information relating to or obtained from the other Party or its Affiliates (including with respect to the Company following Completion, the Seller’s Group), except that the foregoing requirements of this Clause 17.2 shall not apply to the extent that:

(a)

any such information is disclosed to the auditors, professional advisers, Affiliates or any regulator of the disclosing Party, in each case on a need to know basis, subject to informing them of the confidential nature of the information and complying with its obligations in this Clause 17.2;

(b)

any such information is or becomes generally available to the public other than (i) in the case of the Purchaser, as a result of a disclosure by the Seller or its Affiliates or any of their respective Representatives and (ii) in the case of the Seller, as a result of a disclosure by the Purchaser, the Company (after the Completion Date) or any of their respective Affiliates, or any of their respective Representatives;

(c)	any such information is required by Applicable Law, a Governmental Authority or a Tax Authority to be disclosed;
(d)

any such information is reasonably necessary to be disclosed in connection with any Action or in any dispute with respect to the Transaction Documents (including in response to any summons, subpoena or other legal process or formal or informal investigative demand issued to the disclosing Party in the course of any litigation, investigation or administrative proceeding);

(e)

any such information was or becomes available to such Party on a non-confidential basis and from a source (other than a Party to this Agreement or any Affiliate or Authorised Representative of such Party) that is not bound by a confidentiality agreement with respect to such information; or

(f)

any such information that becomes known or available pursuant to or as a result of the carrying out of the provisions of a Transaction Document (which information shall be governed by the confidentiality provisions set out therein).

17.3

Subject to Clause 17.2, each Party shall ensure that no disclosure or announcement relating to the existence or subject matter of the Transaction Documents shall be made or issued by or on behalf of it or any member of the Purchaser’s Group or the Seller’s Group (as applicable) without the prior written approval of the other Party, provided that such restrictions shall not apply to any disclosure or announcement if required by Applicable Law, any Governmental Authority or the rules of any stock exchange on which the shares or other securities of a member of the Seller’s Group or the Purchaser’s Group (as applicable) are listed or traded.

17.4

Each Party shall ensure that it or the relevant member of its Group making the disclosure or announcement pursuant to the proviso in Clause 17.3 shall, to the extent permitted by applicable law or regulation or the rules of the relevant stock exchange, and to the extent reasonably practicable, consult with the other Party in advance as to the form, content and timing of the disclosure or announcement.

18.	Counterparts

This Agreement may be executed in any number of counterparts and by the Parties on separate counterparts and each such counterpart shall constitute an original of this Agreement but all of which shall together constitute one and the same instrument. This Agreement shall not be effective until each Party has executed at least one counterpart.

19.	Variation, Waiver and Consent
19.1

No variation, amendment or waiver of any provision of this Agreement (including any Condition) shall be effective unless it is in writing and signed by or on behalf of each of the Parties (or, in the case of a waiver, by or on behalf of the Party waiving compliance).

19.2

Unless expressly agreed, no variation or waiver of any provision or condition of this Agreement shall constitute a general variation or waiver of any provision or condition of this Agreement, nor shall it affect any rights, obligations or liabilities under or pursuant to this Agreement which have already accrued up to the date of variation or waiver, and the rights and obligations of the Parties under or pursuant to this Agreement shall remain in full force and effect, except and only to the extent that they are so varied or waived.

19.3	Any consent granted under this Agreement shall be effective only if given in writing and signed by the consenting Party and then only in the instance and for the purpose for which it was given.
20.	Entire Agreement
20.1

The Transaction Documents constitute the entire and only agreement between the Parties relating to the subject matter of the Transaction Documents and, for the avoidance of doubt, the Transaction Documents supersede any and all previous agreements, discussions, correspondence, understandings and communications (whether written or oral) between the Parties with respect to the subject matter of the Transaction Documents.

20.2

Each Party acknowledges and agrees that it has not been induced to enter into any Transaction Document in reliance upon, nor does it have any right of action arising out of, any warranty, representation, statement, assurance, covenant, agreement, undertaking, indemnity or commitment of any nature whatsoever other than as are expressly set out in the Transaction Documents.

20.3

Except as otherwise expressly set out in the Transaction Documents, all representations or warranties implied by law in any jurisdiction (whether by statute, or otherwise) in relation to the sale of the Shares or the transactions under this Agreement are excluded to the fullest extent permitted by law or, if incapable of exclusion, any rights or remedies in relation to them are irrevocably waived.

21.	Withholding
21.1

All sums payable under this Agreement shall be paid free and clear of all set-off, counterclaims, deductions or withholdings unless Applicable Law requires a deduction or withholding to be made (including the STT), provided that (i) the Purchaser shall pay the Consideration from a Korean bank account and shall not take or permit to be taken any action after the date hereof (such as an assignment of the Agreement to another member of the Purchaser's Group) that would require any deduction or withholding to be made from the Consideration (other than STT) which would otherwise not have been required but for such action, and (ii) if any deduction or withholding becomes required (including as a result of a post-Completion audit, assessment or challenge by a taxing authority) as a result of any action described in Clause 21.1(i), or as a result of any portion of the Consideration being characterized as interest for Tax purposes, the Party making such payment shall pay such additional amount as will ensure that the net amount the payee receives equals the full amount which it would have received had such deduction or withholding not been required.

21.2

At Completion, the Purchaser shall withhold an amount equal to the STT required to be withheld from the Consideration and duly pay such withheld STT to the KNTS in respect of the sale of the Shares. The Purchaser shall promptly provide to the Seller a copy of the STT payment receipt from the KNTS and shall promptly remit to the Seller any refund of STT (and associated interest, if any) received by the Purchaser or its Affiliates.

21.3	The Seller shall prepare and provide to the Purchaser, prior to the Completion Date, with an “Application for Tax Exemption in Accordance with Tax Treaty” in respect of CGT, together with an original copy of the certificate of tax residency issued by the relevant Tax Authority (i.e., IRS Form 6166) in respect of the Seller and other documents and information reasonably requested by the Purchaser (the “Tax Exemption Package”), and the Purchaser shall not withhold any CGT in respect of the Consideration payable to the Seller. All information provided by the Seller in the Tax Exemption Package shall be true and correct. The Purchaser shall timely and properly file such Tax Exemption Package with the relevant Tax Authority as soon as practicable and in no event later than the 9th (ninth) day of the month immediately following the month during which the Completion Date takes place. The Purchaser shall keep the Seller informed on a timely basis regarding the status of the Tax Exemption Package and, if the Tax Exemption Package is approved by the KNTS, the Purchaser shall deliver to the Seller a copy of such approval promptly following the receipt of such approval.

22.	Notices
22.1	Any communication or notice under or in connection with this Agreement (a “Notice”) shall be in writing, drafted in the English language and delivered by hand, courier or email as follows:

Name of Party	Address	E-mail address	Marked for the attention of
The Seller	[***]	[***]	[***]
Copy to:
[***]	[***]	[***]	[***]

Debevoise & Plimpton	[***]	[***]	[***]
Yulchon LLC	[***]	[***]	[***]
The Purchaser	[***]	[***]	[***]
Copy to:
Kim & Chang	[***]	[***]	[***]
22.2	A Party may notify the other Parties to this Agreement of a change to its name, relevant addressee or address for the purposes of this Clause 22, provided that such notice shall only be effective on:
(a)	the date specified in the notification as the date on which the change is to take place; or
(b)

if no date is specified or the date specified is less than 5 (five) Business Days after the date on which notice is given, the date following 5 (five) Business Days after notice of any change has been given.

22.3	Any Notice delivered as set out in Clause 22.1 above, shall be deemed to have been properly delivered, given and received:
(a)	if delivered by hand or courier, at the time its receipt is signed for, whether or not the person signing for such receipt has authority to do so; or
(b)

if delivered by email, on the earlier of (i) the time its receipt is acknowledged by the recipient(s), and (ii) the date of successful transmission during normal business hours of the recipient during a Business Day, otherwise on the next Business Day.

23.	Costs
23.1

Subject to any clauses of any Transaction Documents entitling any Party to recover its costs from any other Parties in particular circumstances, each of the Parties shall be responsible for its own legal, accountancy and other costs, charges and expenses incurred in connection with the negotiation, preparation and implementation of this Agreement, any other Transaction Documents and any other agreement or document incidental to or referred to in this Agreement.

24.	Continuing Effect
24.1	Each provision of this Agreement shall continue in full force and effect after Completion, except to the extent that a provision has been fully performed on or before Completion.
25.	Severability
25.1

If any provision of this Agreement is held by a court of competent jurisdiction to be illegal, invalid or unenforceable in any respect under the law of any jurisdiction, then such provision shall (so far as it is invalid or unenforceable) be given no effect and shall be deemed not to be included in this Agreement but without invalidating any of the remaining provisions of this Agreement. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable. The Parties shall then use all reasonable endeavours to replace the invalid or unenforceable provision(s) by a valid and enforceable substitute provision the effect of which is as close as possible to the intended effect of the invalid or unenforceable provision.

26.	Assignment
26.1	No Party shall be entitled to assign the benefit or burden of any provision of this Agreement without the prior written consent of the other Party.
26.2

This Agreement and the benefits arising under it may be assigned in whole or in part by the Purchaser to any member of the Purchaser’s Group to whom the Purchaser transfers any of the Shares (provided that if such assignee ceases to be a member of the Purchaser’s Group, the Purchaser will procure the retransfer of this Agreement and the benefits arising under it to the Purchaser immediately before the assignee ceases to be a member of the Purchaser’s Group).

26.3

Provided that, in the case of an assignment pursuant to Clause 26.2, then the liability of any Party to such an assignee and all other persons shall not be greater than it would have been had such an assignment not taken place, and all rights, benefits and protections afforded to a Party shall continue to apply to the benefit of that Party as against the assignee as they would have applied as against the person who is a Party to this Agreement.

27.	Third Party Rights
27.1	A person who is not a Party to this Agreement has no right to enforce any term of, or enjoy any benefit under, this Agreement, except to the extent set out in this Clause 27.
27.2

Each Indemnified Person may enforce and rely on Clauses 14.3 and 14.4 to the same extent as if it were a Party, provided that it must not enforce any such clause without the prior written consent of the Seller, which may, if given, be given on and subject to such terms as the Seller may determine.

27.3	This Agreement may be terminated and any term may be amended or waived without the consent of any person who is not a Party to this Agreement.
28.	Payments and Currency Conversion
28.1	Unless otherwise expressly stated, each payment to be made under this Agreement shall be in KRW.
28.2

Any amount to be converted from one currency into another currency for the purposes of this Agreement shall be converted into an equivalent amount at the Conversion Rate prevailing at the Conversion Date. For the purposes of this Clause:

(a)

“Conversion Rate” means the spot closing mid-point rate for a transaction between the two currencies in question on the date immediately preceding the Conversion Date as quoted by Seoul Money Brokerage Services or, if no such rate is quoted on that date, on the preceding date on which such rates are quoted; and

(b)	“Conversion Date” means, save as otherwise provided in this Agreement, the date in Korea on which a payment or an assessment is to be made.
29.	Governing Law and Dispute Resolution
29.1	This Agreement shall be governed by, and construed in accordance with, the laws of Korea.
29.2

Any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, shall be exclusively referred to and finally resolved by arbitration administered by the Singapore International Arbitration Centre in accordance with the Arbitration Rules of the Singapore International Arbitration Centre for the time being in force, which rules are deemed to be incorporated by reference in this Clause.

29.3	The seat of the arbitration shall be Singapore.
29.4	The arbitration tribunal shall consist of 3 (three) arbitrators.
29.5	The language of the arbitration shall be English.
29.6

Notwithstanding any other provision of this Agreement, either Party shall be entitled to seek preliminary injunctive relief from any court of competent jurisdiction, pending the final decision or award of the arbitration.

IN WITNESS whereof the Parties have executed this Agreement on the date first above written.

Signed for and on behalf of Prudential International Insurance Holdings, Ltd. by its duly authorised representative	) ) )	/s/ Jonathan Graybill …………………………………………. Jonathan Graybill Senior Vice President ………………………………………….

Signed for and on behalf of KB Financial Group Inc. by its duly authorised representative	) ) )	/s/James D. Kaplan …………………………………………. James D. Kaplan Chief Executive Officer ………………………………………….

Schedule 1

THE COMPANY

Schedule 2

COMPLETION

Part A
SELLER’S OBLIGATIONS AT COMPLETION

1.	At Completion, and subject to the Seller’s bank having confirmed receipt of the Consideration in the Designated Bank Account, the Seller shall deliver (or procure to be delivered) to the Purchaser:
(a)

the original stock certificates representing the Shares and a copy of the shareholders registry of the Company reflecting the Purchaser’s ownership of the Shares as of the Completion Date; provided, however, in the case of any lost stock certificates for which a court nullification has not been obtained by Completion, a certificate of the Seller representing that the Seller is the sole legal and beneficial owner of the relevant Shares (the “Undelivered Shares”) and has filed with the court for the nullification in respect of such Shares, in which case the Purchaser shall be entitled to deposit into an escrow account mutually agreed upon by the Parties (instead of paying directly to the Seller) an amount equal to the product of the Consideration multiplied by the ratio that equals the number of Undelivered Shares divided by the total number of Shares, and such amount shall be held in escrow for the benefit of Seller and released to the Seller upon the Purchaser’s receipt of the share certificates representing the Undelivered Shares;

(b)

a copy of a resolution of the board of directors of the Seller (certified by a duly appointed officer as true and correct) authorising the execution of and the performance by the Seller of its obligations under this Agreement and the other Transaction Documents to which it is a party;

(c)

letters of resignation, substantially in the form attached hereto as Annex 4 (or its Korean-language equivalent), from each of the directors and audit committee members of the Company, effective as of the Completion Date, duly executed and accompanied by all other documents required to comply with any registration requirements under Applicable Law;

(d)	the Transitional Services Agreement, duly executed by the relevant member of the Seller’s Group and the Company;
(e)	the IP Agreements, duly executed by the relevant member of the Seller’s Group and the Company; and
(f)	a receipt evidencing the receipt of the Consideration.
2.

At Completion, the Seller shall cause the Company to hold a general meeting of the shareholders to pass resolutions to appoint such persons as the Purchaser may have nominated pursuant to paragraph 3 of Schedule 5 as directors and audit committee members of the Company and accept the resignation of the existing directors and audit committee members of the Company.

Part B
PURCHASER’S OBLIGATIONS AT COMPLETION

At Completion, simultaneously with the Purchaser’s receipt of the original stock certificates representing the Shares, the Purchaser shall:

(a)	subject to paragraph 1(a) of Part A of Schedule 2, pay the Consideration to the Seller by way of telegraphic transfer in immediately available funds to the Designated Bank Account; and
(b)

deliver to the Seller a copy of a resolution of the board of directors of the Purchaser (certified by a duly appointed officer as true and correct) authorising the execution of and the performance by the Purchaser of its obligations under this Agreement and the Transaction Documents to which it is a party.

Part C
OUTSTANDING INTRAGROUP PAYABLES AND RECEIVABLES

1.

On Completion, the Seller shall procure that the amount of the Estimated Outstanding Intragroup Receivables is settled in full by the relevant members of the Seller’s Group and the Purchaser shall procure that the amount of the Estimated Outstanding Intragroup Payables is settled in full by the Company.

2.	lf:
(a)

the amount of any of the Outstanding Intragroup Receivables minus the corresponding amount of the Estimated Outstanding Intragroup Receivables is a positive number, the Seller will procure that the relevant members of the Seller’s Group will pay an amount equal to such difference to the Company as soon as reasonably practicable following Completion and in any event no later than 20 (twenty) Business Days following Completion; or

(b)

the amount of any of the Outstanding Intragroup Receivables minus the corresponding amount of the Estimated Outstanding Intragroup Receivables is a negative number, the Purchaser will procure that the Company will pay an amount equal to such difference to the relevant members of the Seller’s Group as soon as reasonably practicable following Completion and in any event no later than 20 (twenty) Business Days following Completion.

3.	If:
(a)

the amount of any of the Outstanding Intragroup Payables minus the corresponding amount of the Estimated Outstanding Intragroup Payables is a positive number, the Purchaser will procure that the Company will pay an amount equal to such difference to the relevant members of the Seller’s Group as soon as reasonably practicable following Completion and in any event no later than 20 (twenty) Business Days following Completion; or

(b)

the amount of any of the Outstanding Intragroup Payables minus the corresponding amount of the Estimated Outstanding Intragroup Payables is a negative number, the Seller will procure that the relevant members of the Seller’s Group will pay an amount equal to such difference to the Company as soon as reasonably practicable following Completion and in any event no later than 20 (twenty) Business Days following Completion.

4.

If either Party disputes the amount of any payment made or procured to be made by the other Party pursuant to paragraph 2 or paragraph 3, it shall send written notification thereof to the other Party no later than 10 (ten) Business Days after such payment is received (a “Payables and Receivables Dispute Notice”).  Upon receipt of a Payables and Receivables Dispute Notice, the Purchaser and the Seller shall negotiate in good faith and act reasonably to agree the amount in dispute (the “Dispute Amount”).

5.

If the Purchaser and the Seller cannot agree the Dispute Amount within 20 (twenty) Business Days of receipt of a Payables and Receivables Dispute Notice, the matter (a “Payables and Receivables Dispute”) shall be determined in accordance with Schedule 7 with all references in that schedule to a “Leakage Claim Dispute” being replaced by references to a “Payables and Receivables Dispute” and all references in that schedule to “Leakage” being replaced by references to “Dispute Amount”.

Schedule 3

WARRANTIES

1.	The Seller and the Shares
1.1	The Seller has full power, authority and capacity to enter into and perform its obligations under each of the Transaction Documents to which the Seller is a party.
1.2

Each of the Transaction Documents constitutes or will, when executed, constitute legal, valid and binding obligations on the Seller, enforceable in accordance with their terms, subject to any principles of equity or insolvency law.

1.3	The Seller has obtained all corporate authorisations required to empower it to enter into and perform its obligations under the Transaction Documents.
1.4	The Seller is validly incorporated, in existence and duly registered under the laws of Delaware.
1.5

Entry into and performance by the Seller of its obligations under this Agreement and, any other Transaction Documents to which it is a party will not result in (i) a breach of any provision of the memorandum or articles of association, by-laws or equivalent constitutional documents of the Seller or the Company, (ii) any breach of, or constitute a default (or event which, with the giving of notice or the lapse of time, would constitute, a, default) under, or give any person any rights of termination under, any Contract to which the Seller or the Company is a party or by which it or the Company or its or the Company’s properties are bound, or (iii) (subject to fulfilment of the Conditions) a breach of any Applicable Laws or Order applicable to the Seller or the Company, except in the case of clause (ii) as would not reasonably be expected to have a Material Adverse Effect.

1.6

The Shares are fully paid and non-assessable and the Seller: (i) is the sole legal and beneficial owner of the Shares free from all Encumbrances; (ii) is entitled to transfer or procure the transfer of the full legal and beneficial ownership in the Shares on the terms of this Agreement and, (iii) has good, and marketable, title to the Shares. Upon delivery of the Shares and payment therefor at Completion, the Purchaser will receive good and marketable title to the Shares, free and clear of any Encumbrance other than any Encumbrance arising from acts or omissions of the Purchaser or its Affiliates or facts or circumstances related to them.

1.7

The Shares constitute the entire issue share capital of the Company, and have been duly and validly authorised, and issued in accordance with Applicable Law and the constitutional and corporate documents of the Company. Except for the Shares, the Company has not issued any capital stock or other securities, or any rights relating to its capital stock, or entered into any Contract to issue, purchase, redeem, repurchase, assignment, transfer or Encumber any capital stock, other securities or such rights in the Company. With respect to the Company or the Shares, the Seller is not a party to any shareholder agreement, voting agreement, subscription agreement, loan agreement, repurchase or redemption agreement, or any other Contract pertaining to the payment of dividends, preemptive rights, capital contributions, director nomination, call, put, tag-along, drag-along, anti-dilution, registration rights, rights of first refusal or other transfer restrictions, or any other rights or obligations with respect to any capital stock in the Company, and the Company is not subject to any such Contract (whether or not the Seller is a party).

2.	The Company
2.1

The Company is validly incorporated, in existence and duly registered under the laws of Korea. The Company has all requisite corporate powers and authority under its articles of incorporation and other constitutional documents, the true, correct and complete copies of which are as set forth in the Data Room, to conduct its business as conducted at the date of this Agreement.

2.2

The information on the Company set out in Schedule 1 is accurate in all material respects (except for changes occurring after the date hereof in connection with any Capital Contribution or changes in directors or audit committee members).

2.3

The Company has no subsidiaries and, other than the shares held in its investment portfolio, has no equity or partnership (as a general or limited partner, or otherwise) interest in any other person, or other similar assets, and is not the beneficial owner of nor has agreed to acquire, such interest or assets.

2.4

The statutory books of the Company which are required to be maintained by it under Applicable Law are up to date and accurately reflect the material matters which should, under Applicable Law, be reflected in those books.

2.5

Other than insurance policies or annuity contracts and contracts of employment with Employees or employee benefits plans, each entered into in the ordinary course of business, all material transactions between the Company, on the one hand, and (i) any of its former and current directors, senior executive officers, shareholders, and Affiliates, (ii) any of the former and current directors and senior executive officers of any member of the Seller’s Group, or (iii) so far as the Seller is aware, any Person in which any director or senior executive officer of the Company is a manager or holds a material interest, or a director or senior executive officer of such Person, on the other hand, are as set forth in Section 2.5 of Annex 1 to the Disclosure Letter and have been entered into on an arm’s-length basis, and in compliance with Applicable Laws.

3.	Accounts
3.1

The audited financial statements of the Company for the financial years ended on December 31, 2019 and December 31, 2018, including the notes thereto (the “Financial Statements”), (i) give a true and fair view of the financial position and the results of operations, changes in stockholders’ equity, and cash flow of the Company in all material respects as of and for the periods covered respectively thereby; and (ii) have been prepared in accordance with K-IFRS and, in all material respects, Applicable Laws.

3.2

The Financial Statements have been derived from the books and records of the Company in all material respects. The Company maintains proper books of accounts and records, reflecting in accordance with K-IFRS all material items of income and expenses, all material transactions and all assets and Liabilities required to be reflected therein in accordance with Applicable Laws and K-IFRS and maintains proper and adequate financial accounting controls as required under Applicable Law and K-IFRS.

3.3

The Data Room contains true and complete copies of the Actuarial Report, together with all attachments, addenda, supplements and modifications thereto. So far as the Seller is aware, the information and data furnished by the Company to its independent actuaries in connection with the preparation of the Actuarial Report, to the extent they consist of facts and not assumptions or forecasts, were accurate in all material respects.
3.4

The Company does not have any material Liabilities of the type that would be required by K-IFRS to be reflected in a balance sheet of the Company as of the date hereof or as of the Completion Date, except for, in each case, such Liabilities (i) incurred in the ordinary course of business since the Accounts Date, (ii) reflected or adequately reserved against in the Accounts, (iii) incurred by the Company in connection with the transactions contemplated by the Transaction Documents, (iv) any Liabilities or matters that are the subject of other Seller’s Warranties contained in this Agreement (whether or not covered by such Seller’s Warranties), or (v) any Liabilities arising from the matter described in Section 6.4 of Annex 1 to the Disclosure Letter.

4.	Events since the Accounts Date
4.1	Since the Accounts Date to the date hereof,
(a)

there has not occurred any matter what would require the consent of the Purchaser pursuant to paragraphs 1(a), 1(b), 1(c), 1(g), 1(h), 1(i), 1(p) or 1(q) of Schedule 5 had such matter occurred after the date hereof;

(b)	there has not been any Material Adverse Effect, and no event has occurred or circumstance exists that, so far as Seller is aware, would reasonably be expected to result in any Material Adverse Effect;
(c)	the Company has, except for the transactions contemplated by the Transaction Documents, in all material respects carried on its operations and business activities in the ordinary course of business;
(d)	other than in the ordinary course of business, no material increase in the rates of commissions paid to any General Agency, Life Planner or broker of the Company, has occurred;
(e)

no material change in reinsurance, hedging, local/statutory reserving methodology, practices or policies (including, without limitation any related bonus adjustments or the methodology used to determine policyholders’ dividends and bonuses), valuation or risk based capital methodology, in each case as entered into or used by the Company, has occurred other than as required by Applicable Law;

(f)	no material change in the interest rate or financial terms applicable to any intra-group Indebtedness between the Company and any member of the Seller’s Group has occurred; or
(g)

no commitment for a capital expenditure has been entered into by the Company to spend monies in excess of, individually or, with respect to any related series of commitments, in aggregate, KRW 750,000,000.

4.2

Since the Accounts Date, no corporate action authorizing or approving any of paragraphs 4.1(d) through (g) has been taken by the Company, and no agreement relating thereto has been entered into by the Company.

5.	Bank Accounts and Borrowings

So far as the Seller is aware, the Company has not done anything whereby the continuance of any of the overdraft, loan or other financial facilities available to the Company will be adversely affected or prejudiced.

6.	Regulatory Matters and Compliance with Law
6.1

The Company has obtained all material licences, permits, registrations, authorisations, consents and other permissions and approvals required to own any of its material assets and to carry on its business in the places where and in the manner in which its business is being carried on (the “Permissions”). True, correct and complete copies of such Permissions as of the date hereof have been made available to the Purchaser in the Data Room.

6.2	The Permissions are in full force and effect.
6.3

Since January 1, 2018, the Company has not violated in any material respect, and is not currently in material violation of, any Permissions. None of the Permissions shall be materially adversely affected, invalidated or become voidable as a result of the transactions contemplated by the Transaction Documents (assuming Purchaser obtains all required approvals from the applicable Governmental Authorities). All Permissions are renewable in the ordinary course of business, and, so far as the Seller is aware, there is no fact, condition or circumstance that may, or could reasonably be expected to, lead to any modification, suspension, revocation or non-renewal of any Permissions. As of the date hereof, no written notice has been given to or received by the Company to terminate, or relating to any material deficiency regarding, the Permissions.

6.4

Since January 1, 2018, the Company has been in all material respects in compliance with, and has not committed any material breach of, any Applicable Laws or any other Regulatory Requirements. The Company has not received any written notice from any Governmental Authority of non-compliance with any Applicable Laws or any other Regulatory Requirements since January 1, 2018, nor is the Company subject to any Action, pending or, so far as the Seller is aware, threatened with respect to any alleged non-compliance or violation thereof as of the date hereof.

6.5	Since January 1, 2018, the Company has filed all material reports, data and other information, applications and notices required to be filed with or otherwise provided to a Governmental Authority.
6.6

The Company has, in all material respects, implemented and followed policies and procedures reasonably designed to ensure that all insurance policies marketed, serviced, administered, sold or issued by or on behalf of the Company since January 1, 2018 (“Insurance Policies”) have been marketed, serviced, administered, sold or issued by insurance agents, marketers, underwriters, wholesalers, brokers, distributors or other producers in compliance in all material respects with Regulatory Requirements, including, without limitation, by conducting on-going review and updating of all such policies and procedures and periodic monitoring of such Persons, and who (so far as the Seller is aware) are (at the relevant time such Insurance Policies were sold) duly licensed as required by Applicable Laws for the type of relevant business.

6.7

The reserves in respect of the Insurance Policies reflected in the Accounts have been determined in all material respects (i) using methods and assumptions that are in accordance with the respective terms and conditions of Insurance Policies as to reserve basis and method as approved by the relevant Governmental Authority, (ii) in a manner consistent with past practice for the most recent one-year period and (iii) in compliance with the Regulatory Requirements. The Company’s risk-based capital ratio calculations as set out in the Company’s filing with the FSC made on March 31, 2020 are based upon the Company’s own calculation of its risk-based capital ratio in accordance with Applicable Law as at the date to which the filing refers.

6.8

None of the Company or its Affiliates is currently subject to, or is owned or controlled by a person that is targeted by or subject to, any economic sanction currently administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), or by the U.S. Department of State, or any sanctions currently imposed by the United Nations Security Council or any other Authority relevant to the jurisdictions in which the Company conducts business or owns assets (collectively, the “OFAC Sanctions”). The Company has not directly or indirectly used any corporate funds, or contributed or otherwise made available any corporate funds to any joint venture partner or any other person for the purpose of financing the activities of any person currently the subject of any OFAC Sanctions, or located or resident in any country or territory currently the subject of any OFAC Sanctions.

6.9

The operations of the Company are and have been conducted since January 1, 2018 in compliance with applicable money laundering-related Applicable Laws of Korea and any other jurisdictions in which the Company conducts business or owns assets (collectively, the “Money Laundering Laws”). As of the date hereof, no investigation or Action by or before any Governmental Authority involving the Company with respect to the Money Laundering Laws is pending or, so far as the Seller is aware, threatened.

6.10

None of the Company and, so far as the Seller is aware, its directors, officers, agents, employees or other person acting on behalf of the Company has taken any action since January 1, 2018, directly or indirectly, that would result in a violation of any applicable Anti-Corruption Laws. None of the Company, nor, so far as the Seller is aware, its directors, officers, agents, employees or other person acting on behalf of the Company has since January 1, 2018 made, or promised to make, an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value (“Payment”) (A) to or for the use or benefit of any Government Official; (B) to any other person either for an advance or reimbursement, if it knows or has reason to know that any part of such Payment will be directly or indirectly given or paid by such other person, or will reimburse such other person for Payments previously made, to any Government Official; or (C) to any other person, in each case, to obtain or keep business or to secure some other improper advantage, the payment of which would violate applicable Anti-Corruption Laws.

6.11

So far as the Seller is aware, each of the Life Planners and the General Agencies, at the time such Life Planner or General Agency wrote, sold, produced or marketed Insurance Policies, was duly licensed as required by Applicable Law, except for such failures to be licensed which have been cured, resolved or settled through agreements with the applicable Governmental Authority or which would otherwise not reasonably be expected to result in a material liability to the Company.

6.12

So far as the Seller is aware, no Life Planner or General Agency is in material violation of any Applicable Law applicable to the writing, sale, production or marketing of Insurance Policies for the Company, including (i) any Applicable Laws relating to the disclosure of the nature of insurance products as policies of insurance, (ii) any Applicable Laws relating to insurance product projections and illustrations, (iii) any applicable prohibitions on the use of unfair methods of competition and deceptive acts or practices relating to the advertising, sales and marketing of insurance or annuities, and (iv) any applicable disclosure, filing and other requirements with respect to any variation in premiums or other charges resulting from the time at which such premiums or charges are paid, except for such violations which have been cured, resolved or settled through agreements with the applicable Governmental Authority.

7.	Insurance
7.1

The Company maintains material insurance policies required under Regulatory Requirement or any Material Contract executed by the Company, and maintains the type and level of insurance that in its reasonable view is normally maintained by companies in the life insurance industry in Korea in connection with the business conducted by, and the assets owned by, the Company. So far as the Seller is aware, all premiums with respect thereto due on or prior to the date hereof have been timely paid in full. True, correct and complete copies of such insurance policies as of the date hereof have been made available to the Purchaser in the Data Room.

7.2

So far as the Seller is aware, in respect of the Seller’s Group Insurance Policies which are material to the business of the Company, all premiums have been duly paid to date and neither the Company nor any member of the Seller’s Group has received, as of the date hereof, any notification that such insurances are not valid or enforceable, or relating to cancellation or termination of such insurances and, so far as the Seller is aware, there are no grounds for any such cancellation or termination.

8.	Contractual Matters
8.1

The Seller has made available to the Purchaser true, correct and complete copies of all Material Contracts as of the date hereof in the Data Room, except for those entered into using the relevant standard form Contracts of the Company, which are made available in the Data Room.

8.2

Each of the Material Contracts (other than templates) represent valid, binding and enforceable obligations of the Company and is in full force and effect, subject to any principles of equity or insolvency law. Since January 1, 2018 to the date hereof, no counterparty to a Material Contract has given written notice of its intention to terminate, nullify or cancel such Material Contract. No breach or default by the Company under any Material Contract has occurred that would be material to the Company.

8.3	There are no outstanding Contracts under which the Company is under an obligation to acquire or dispose of all or a material part of its assets or business.
8.4

So far as the Seller is aware, as of the date hereof, there is no outstanding material breach of, or default under, any Material Contract by any of the other parties to such contract, and, as of the date hereof, the Company has not received any written notice that any of the other parties to any Material Contract intends not to materially perform under such Material

Contract. As of the date hereof, there are no pending or, so far as the Seller is aware, threatened material Claims with respect to any Material Contract.
9.	Litigation
9.1

Other than as disclosed in Section 9.1 of Annex 1 to the Disclosure Letter, as of the date hereof, the Company is not involved as a party in any material Action and, so far as the Seller is aware, no such Actions have been threatened in writing by or against the Company since January 1, 2018. For this purpose, (i) “material” means Actions which (if successful) are likely to result in a cost, benefit or value to the Company of KRW 500,000,000 or more and (ii) any Actions for collection by the Company of debts arising in the ordinary course of business and any Actions in respect of claims identified in the Data Room as insured claims are excluded.

9.2

There is no outstanding Order against the Company that is currently effective as of the date hereof, or has yet to be paid or complied with, and which may have a material adverse effect upon the ability of the Company to deal freely with its assets or freely conduct its Business.

10.	Insolvency

As far as the Seller is aware, no corporate action, legal proceeding or other procedure or step described in the following has been taken or threatened in relation to the Company:

(a)	the Company declares the suspension of payments or a moratorium of any Indebtedness;
(b)	any corporate action, legal proceedings or other procedure or step is taken for winding up or dissolution of the Company;
(c)	the Company files a petition to a court for the commencement of bankruptcy or rehabilitation against it;
(d)	a person (other than the Company) files a petition to a court for the commencement of bankruptcy or rehabilitation against the Company and such petition is not discharged within 60 (sixty) days;
(e)	the Company is designated as a failing company under the Corporate Restructuring Promotion Act;
(f)	a composition or arrangement with any creditor of the Company by reason of actual financial difficulties is commenced; or
(g)

a liquidator, receiver, administrator, administrative receiver, judicial manager, compulsory manager, provisional supervisor or other similar officer in respect of the Company is appointed under the Debtor Rehabilitation and Bankruptcy Act.

11.	Real Property
11.1

The Data Room contains true, accurate and complete details of all material freehold and leasehold real properties owned, leased, used or occupied by the Company (the “Company Real Properties”) as of the date hereof.

11.2

The Company Real Properties comprise all the real properties (i) used or occupied by the Company for the purpose of, and that are material to, the Business, and (ii) necessary and sufficient for the continued conduct of the Business after the Completion in substantially the same manner as currently conducted.

11.3	As of the date hereof, no written notice of any material dispute or compulsory purchase notice order has been received by the Company in relation to the Company Real Properties.
11.4

All of the lands, buildings, and structures, appurtenances and equipment situated on the Company Real Properties are, in all material respects, in good operating condition and suitable for the purposes for which they are presently being used.

11.5

With respect to Company Real Properties owned by the Company, the Company is the legal and beneficial owner of the whole of such Company Real Properties and has good, valid and marketable title to such Company Real Properties free and clear of any Encumbrances other than Permitted Encumbrances.

11.6	With respect to Company Real Properties currently leased by or to, used by or occupied by the Company:
(a)	the Company holds valid leasehold right to all such Company Real Properties, free and clear of any Encumbrances other than Permitted Encumbrances; and
(b)

all Contracts under which such Company Real Properties are leased to or by the Company (collectively, the “Leases”) are in full force and effect and no other Person is currently entitled to terminate any of such Leases before it is due to expire, and all rents and material additional payments due to date on each such Lease have been paid in full.

12.	Assets
12.1

With respect to all tangible personal and other tangible properties owned by the Company and material to the Business, the Company is the legal and beneficial owner of the whole of such properties and has good, valid and marketable title to such personal properties free and clear of any Encumbrances other than Permitted Encumbrances.

12.2

With respect to all tangible personal and other tangible properties currently leased or used by the Company, and material to the Business, the Company holds valid leasehold right to all such properties, free and clear of any Encumbrances other than Permitted Encumbrances.

12.3

Except as specified otherwise in Section 12.3 of Annex 1 to the Disclosure Letter, (i) as of February 29, 2020, none of the assets held in the investment portfolios of the Company were in default in the payment of principal or interest or dividends, or permanently impaired; and (ii) all such assets, individually and in the aggregate, were originally acquired, and continued to be held, by the Company in compliance with all Regulatory Requirements.

13.	Employees
13.1	The Data Room contains complete, true and accurate copies of (i) the standard template employment contracts used by the Company, (ii) if applicable, all collective bargaining agreements to which the Company is a party, (iii) the Company’s rules of employment and (iv) contractual regulations on severance payment for the Company, in each case as of the date hereof.
13.2

The Company has been in all material respects in compliance with (i) all agreements and internal rules and policies, including rules of employment, relating to labour and employment and (ii) all Applicable Laws or Regulatory Requirements relating to employment, labour standards, social insurance and labour union or other body representing workers, including the Labour Standards Act.

13.3

Except as would not reasonably be expected to result in a material liability to the Company, the Company has not engaged in any illegal practice, relating to labour and employment, including unfair labour practice, and as of the date hereof there is no material Claim relating to labour and employment, including any Employee or independent contractor’s wage or compensation Claim against the Company, actual, pending or, so far as the Seller is aware, threatened. Except as would not reasonably be expected to result in a material liability to the Company, no Employee is being or has been paid less than any applicable statutorily required minimum wage by the Company. Notwithstanding anything to the contrary in any of the Transaction Documents, the Seller makes no warranty whatsoever regarding the Employee or non-Employee worker classification of subcontracted workers, dispatched workers and any other non-employee service provider of the Company including in respect of any obligation under Applicable Law or otherwise to directly hire any of the former and current subcontracted workers and dispatched workers of the Company as its Employees, and the Purchaser accepts the risk of any subcontracted workers, dispatched workers and any other non-employee service provider being recharacterized as Employees or dispatched workers. As of the date hereof, the Company has not received any notices by Life Planners or any Governmental Authority seeking for the Life Planners to be recharacterized as employees of the Company.  The Company has adopted policies, procedures and practices that are reasonably designed to maintain the status of the Life Planners as non-employees.

13.4

(i) As of the date hereof, the Company is not or has not been a party to any collective bargaining agreement or other labour contract; and (ii) since the Accounts Date to the date hereof, there has not been, and there is no actual, pending or existing, or, so far as the Seller is aware, threatened, strike, work stoppage or other similar activity involving Employees of the Company.

13.5

The pension plans disclosed in Section 13.5 of Annex 1 to the Disclosure Letter are, as of the date hereof, the only arrangements under which the Company makes or could reasonably expected to become liable to make payments for providing retirement, death, disability or life assurance benefits to the directors, officers and Employees of the Company. In relation to all the pension plans under which the Company makes or could reasonably expected to become liable to make payments for providing retirement, death, disability or life assurance benefits to the directors, officers and Employees, except as would not reasonably be expected to result in a material liability to the Company, all contributions and other payments due from or on behalf of the former and current directors, officers and Employees up to Completion have been fully paid or are provided for in the accounts of the Company, and they have at all times been operated in accordance with the requirements of Regulatory Requirements.

14.	Intellectual Property
14.1

The list of material Intellectual Property that is registered or subject to an application for registration and owned by the Company (the “Owned Intellectual Property”) as set out in the Data Room is complete, true and accurate. Other than as provided in the Transaction Documents and except as would not reasonably be expected to be material and adverse to the Business, the Company is the sole and exclusive owner of all Owned Intellectual Property, free and clear of any Encumbrances other than Permitted Encumbrances.

14.2

The Data Room contains a complete, true and accurate list of all licenses to or from the Company of Intellectual Property pursuant to which the Company paid any other member of the Seller’s Group or any other Person, or such member or Person paid the Company more than KRW [***]in the most recent 12 (twelve)-month period (the “Intellectual Property Licenses”).

14.3

The Owned Intellectual Property and the Intellectual Property used pursuant to the Intellectual Property Licenses, together with the Intellectual Property provided under the Transaction Documents, constitute all the material Intellectual Property used by the Company and necessary in the conduct of the Business as currently conducted.  The Owned Intellectual Property and the Intellectual Property used pursuant to the Intellectual Property Licenses are vested beneficially in, or is licensed to or lawfully used under the authority of the owner by, the Company.

14.4

As of the date hereof, there is no outstanding or, so far as the Seller is aware, threatened Action relating to, and the Company and any member of the Seller’s Group have not received any written notice from a third party alleging an infringement of, or challenging the validity or enforceability of, the Owned Intellectual Property and the Intellectual Property used pursuant to the Intellectual Property Licenses to the Company that would reasonably be expected to have a material and adverse effect on the Business.

14.5

As far as the Seller is aware, no third party is infringing, or has since January 1, 2018 infringed, the Owned Intellectual Property in any material respects. Except as has not had and would not reasonably be expected to have a material and adverse effect on the Business, as of the date hereof, there is no outstanding or, so far as the Seller is aware, threatened Action against the Company for infringement of any Intellectual Property owned by a third party, and the Company has not since January 1, 2018 received any written claim from such third party alleging such infringement. The Company, and, as far as the Seller is aware, its directors, officers, Employees, General Agencies, Life Planners, independent contractors and agents are not infringing, nor have infringed since January 1, 2018, the Intellectual Property of any third party in any material respects in conducting the Business.

15.	Data Protection and Information Technology
15.1

The Company has complied since January 1, 2018 in all material respects with Applicable Law (including registration or notification requirements) in respect of data protection. In respect of the personal data (whether automatically or manually recorded) held by the Company, except as would not reasonably be expected to have a material and adverse effect on the Business, all such data has, since January 1, 2018, been processed by the Company fairly and lawfully, in compliance with Applicable Law and with all necessary consents from the data subjects in connection therewith. Except as would not reasonably be expected to have a material and adverse effect on the Business since January 1, 2018, there has been no leakage of confidential customer information held by the Company. As of the date hereof, no written notice alleging material non-compliance with any Applicable Law

(including registration or notification requirements) in respect of data protection has been received by the Company from any Governmental Authority since January 1, 2018. Except as has not had, or would not reasonably be expected to have a material and adverse effect on the Business, as of the date hereof, there is no outstanding or, so far as the Seller is aware, threatened Action against the Company for, and the Company has not since January 1, 2018 to the date hereof received any Claim against the Company for, compensation for inaccuracy, loss or unauthorised disclosure, or leakage of personal data held by the Company.

15.2

The IT Systems are either owned by the Company, or used by the Company under a valid agreement or license to which the Company is a party. All IT Systems are in good working order in all material respects. A list of all material Contracts relating to the IT Systems (including any outsourcing Contracts) to which the Company is a party pursuant to which the Company paid in excess of KRW [***]during the calendar year ended on December 31, 2019 is contained in the Data Room. All such Contracts are valid, binding and enforceable on the Company, subject to any principles of equity or insolvency law, and, so far as the Seller is aware, the other parties thereto. The Company is not in material breach of, and has not given or, so far as the Seller is aware, as of the date hereof, received written notice of any material breach, default or termination in respect of, any such Contracts.

15.3

Taking into account the services provided under the Transitional Services Agreement, the consummation of the transactions contemplated by the Transaction Documents will not materially and adversely affect the ability of the Company to continue to use the IT Systems in substantially the same manner in which they have been used in the most recent twelve (12)-month period. The IT Systems are in good operating order in all material respects, are capable of performing and do perform the material functions required to be performed by them in accordance with normal industry practice in Korea and the nature of the Company’s Business in all material respects, and the Company has the right and authority to use the IT Systems in connection with the conduct of the Business as currently conducted and so far as Seller is aware such use does not materially conflict with, infringe upon, or violate any Intellectual Property of any other Person.

16.	Tax
16.1

The Company has timely made all income and other Tax Returns required to be made by it, and supplied all information required to be supplied, to any Tax Authority on a timely basis, and all such Tax Returns and information are true, accurate and complete in all material respects and are not the subject of any material dispute with a Tax Authority.

16.2

The Company has not requested any Tax Authority for any extensions of time for the filing of any currently outstanding Tax Returns or other documents relating to Tax not being an extension available to companies or taxpayers generally.

16.3	As of the date hereof, the Company is not currently, subject to any disputes, audits or Action by any Tax Authority except as set out in Section 16.3 of Annex 1 to the Disclosure Letter.
16.4

All documents on which stamp duty or any other transfer, registration or documentary Tax or duty is chargeable, and which are in the possession of the Company, have been duly stamped (or, as the case may be, such transfer, registration or documentary Tax has been duly paid). All Taxes due and payable by the Company and all assessments of Taxes (including interest and penalties) imposed on it (regardless of whether the Company is directly liable for such Taxes or secondarily liable for such Taxes for which the Seller or other third party was primarily liable) with respect to any taxable period (or portion thereof) ending on or before the Completion Date have been properly and duly paid or properly reserved for in the books and records of the Company.

16.5

There are no unpaid Taxes of the Company in any amount claimed to be due and payable by any Tax Authority of any jurisdiction with respect to any taxable period (or portion thereof) ending on or before the Completion Date, and the Company is not aware of any such claim, and there is no dispute or claim concerning any Tax liability of the Company with respect to any taxable period (or portion thereof) ending on or before the Completion Date that has been proposed or asserted by any Tax Authority in writing.

16.6

The Company has properly and duly deducted or withheld all Taxes with respect to any taxable period (or portion thereof) ending on or before the Completion Date which it has been obliged by Applicable Laws to deduct or withhold from all amounts paid by it (for the avoidance of doubt, including any deemed payment under Applicable Law) to all persons, including, without limitation, its officers, directors, employees, agents, independent contractors, service providers, and any foreign company, has properly and duly accounted to the relevant Tax Authority for all such Taxes so deducted or withheld and has otherwise complied with its legal obligations in compliance with Applicable Law in respect of such deductions or withholdings.

16.7	There are no Encumbrances for Taxes over any of the assets of the Company (other than Permitted Encumbrances).
16.8	All material records which the Company is required by Applicable Law to keep for Tax purposes have been duly kept.
16.9

All material transactions between the Company and any related parties, including current or past direct and indirect shareholders of the Company and its Affiliates were made on arm’s length terms to the extent required by Applicable Law; the Company has not received notice from any Tax Authority of any material adjustment for Tax purposes, or that any material adjustment is required to be made, to the terms on which any such transaction is treated as taking place; and the Company has maintained adequate related party or transfer pricing documentation to substantiate the pricing of any related party transactions to the extent required by Applicable Law.

16.10

The Company is not, and since January 1, 2018 has not been, treated for any Tax purpose as resident in a country other than Korea and the Company does not have, nor has it had since January 1, 2018, a branch, agency or permanent establishment in a country other than Korea.

16.11

The Company has not waived any statute of limitations in respect of any Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, in each case that is currently in effect. The Company is not a party to or bound by any Tax allocation, sharing, or similar agreement with any member of the Seller’s Group that is currently in effect.

17.	Environmental, Health and Safety Matters
17.1

The Company has at all times since January 1, 2018 complied with and is presently in compliance in all material respects with all material Regulatory Requirements relating to the protection or clean-up, or prevention of pollution or destruction of, the environment, natural resources or human health or safety, and there are no material Liabilities relating to such Regulatory Requirements with respect to the Company or its business or assets.
17.2

As of the date hereof, the Company has not received since January 1, 2018 any written or oral notice, demand, complaint or other form of communication from any Person that identifies any material environmental concern, health & safety concern or other concern relating to the security and protection of persons, property, flora and fauna relating to the Company or the Company Real Properties. The Company is not conducting, and is not required to conduct, any material activity, action or works to assess, study, test, investigate, remove, remediate, clean up, correct, reduce, contain, prevent, minimize, mitigate, monitor or otherwise address any actual, suspected or alleged risk to environment or health & safety at any location, and does not have any actual conditions at any location that are reasonably likely to require it to conduct the foregoing.

18.	No Broker

The Company will not be liable to pay any brokerage, finder’s, financial adviser or other similar fee or commission in connection with the transactions contemplated by the Transaction Documents.

Schedule 4

LIMITATIONS ON LIABILITY

1.	Notification of Claims
1.1	Each Party shall not be liable for any Warranty Claim unless such Party shall have received from the other Party written notice of such Claim:
(a)	in the case of a Claim in respect of any breach of the Fundamental Warranties, on or before the date falling 30 Business Days after the expiration of the applicable statute of limitations; and
(b)

in the case of a Claim in respect of any breach of the Seller’s Warranties or the Purchaser’s Warranties, as applicable, other than those set forth in paragraph 1.1(a), (c) or (d), on or before the date falling 18 months from the Completion Date,

(c)	in the case of a Claim in respect of any breach of the Seller’s Warranties contained in paragraph 13 of Schedule 3, on or before the date falling 24 (twenty-four) months from the Completion Date;
(d)	in the case of a Tax Warranty Claim, on or before the date falling 30 (thirty) Business Days after the expiration of the applicable statute of limitations;

provided, that, for the avoidance of doubt, each Party’s obligations to indemnify and hold harmless shall survive until final resolution of any Claim made by the other Party or otherwise by giving written notice thereof to such indemnifying Party prior to the expiration of the applicable periods set forth above.

1.2

Any notice provided pursuant to paragraph 1.1 by a Party, or any notice provided by a Party in connection with any Claim for any breach of, or failure to perform, any of the other Party’s covenants, agreements or other obligations contained in this Agreement, shall, in each case, contain such information, facts and circumstances with respect to the subject matter of the Claim (including such Party’s good faith estimate of the quantum thereof) as is available to such Party to enable the other Party to assess the merits of the Claim, to act to preserve evidence and to make such provision as the Seller may consider necessary or appropriate.

1.3

Subject to any Applicable Law or any binding confidentiality obligations, each Party shall take all reasonable steps to cooperate with and assist the other Party in determining the validity of any Claim, including:

(a)

reasonably allowing, and procuring that the Company allows, as applicable and as reasonably necessary or appropriate, the other Party and its and/or its Affiliates’ financial, legal, accounting and other professional advisers to investigate the matter or circumstance alleged to give rise to the Claim and whether and to what extent any amount is payable in respect of the same; and

(b)

disclosing to the other Party all material which reasonably relates to the Claim of which such Party is aware, and shall give, and shall procure that the Company shall give, as applicable, all such reasonable information and assistance in respect of the same, including reasonable access to premises and personnel and the right to examine and copy or photograph any assets, accounts, documents and records, in a manner so as not to interfere with the normal business operations of such Party (or the Company, as applicable), as the other Party or its or its Affiliates’ financial, legal, accounting and other professional advisers may reasonably request, subject to other Party agreeing, in such form as such Party may reasonably require, to keep all such information confidential and to use it only for the purpose of investigating and defending the Claim.

1.4

Any Claim shall (if it has not been previously satisfied, settled or withdrawn) be deemed to have been withdrawn unless an Action in respect of the same has been commenced within 9 (nine) months of such notification.

2.	Limitations on Quantum
2.1	The liability of each Party hereunder in respect of Warranty Claims (other than in respect of Fundamental Warranties and Tax Warranties) shall be limited as follows:
(a)

each Party shall not be liable in respect of any such individual Warranty Claim (or a series of such Warranty Claims arising from related causes, facts or circumstances) where the liability agreed or determined in respect of any such Warranty Claim (or series of such Warranty Claims) does not exceed KRW 100 million;

(b)

each Party shall not be liable in respect of any such Warranty Claim unless the aggregate amount of all such Warranty Claims for which the Seller or the Purchaser, as applicable, would otherwise be liable by virtue of paragraph 2.1(a) exceeds KRW 10 billion; and

(c)

where the amount agreed or determined in respect of all such Warranty Claims referred to in paragraph 2.1(b) exceeds KRW 10 billion, the liability of the Seller or the Purchaser, as applicable, shall be limited to the amount of the excess.

2.2	The aggregate liability of each Party in respect of all Warranty Claims (other than in respect of Fundamental Warranties and Tax Warranties) shall not exceed 10% of the Consideration.
2.3	The aggregate liability of each Party in respect of all Claims shall not exceed 100% of the Consideration.
2.4

Notwithstanding anything to the contrary, the limitations set forth in paragraphs 1.1, 2.1, 2.2 and 2.3 of Schedule 4 shall not apply to any Claim based on actual fraud in the Seller Warranties by the Seller or Purchaser Warranties by the Purchaser, as the case may be, perpetuated by such party with the knowledge that such Seller Warranties or Purchaser Warranties were inaccurate and with the intent to cause the other party to rely thereon to its detriment.

2.5

Notwithstanding anything to the contrary, the Seller shall have no liability in respect of any Claim relating to Taxes (i) for a taxable period (or portion thereof) beginning after the Accounts Date, except for any Warranty Claims based on the Tax Warranties, including any interest or penalty imposed on the Company that relate to any Tax Returns that Seller is required to file or cause the Company to timely prepare and file pursuant to Clause 13.6, provided that, for the avoidance of doubt, the Seller shall not be liable to the Purchaser for

Taxes from the Company’s ordinary business income or Permitted Leakage, or (ii) for a taxable period (or portion thereof) beginning after the Completion Date. For these purposes, a Tax for a period that includes, but does not end on, the Accounts Date (or, if applicable, the Completion Date) shall be apportioned to the period ending on the Accounts Date (or, if applicable, the Completion Date) on a per diem basis in the case of real and personal property taxes and on an interim closing of the books basis as of the close of the Accounts Date (or, if applicable, the Completion Date) in the case of all other Taxes.

3.	Special Liability
3.1	[***].
4.	Third Party Claims
4.1

If any Party (the “Notified Party”) receives notice of assertion or commencement of a Third Party Claim against any such Party in respect of which the other Party (the “Compensating Party”) may be obligated to provide indemnification under this Agreement, the Notified Party shall give the Compensating Party reasonably prompt written notice thereof (but in no event later than 20 Business Days after becoming aware thereof) and such notice shall include a reasonable description of the claim based on the facts known at the time and any documents relating to the claim and an estimate of the Loss and shall reference the specific sections of this Agreement that form the basis of such claim. Thereafter, the Notified Party shall deliver to the Compensating Party, within 10 Business Days after the Notified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Notified Party relating to the Third Party Claim. Notwithstanding anything to the contrary herein, the failure to so notify by the Notified Party under this paragraph 4.1 of Schedule 4 shall not relieve the Compensating Party of its obligations hereunder, except to the extent such failure shall have actually prejudiced the Compensating Party.

4.2

The Compensating Party shall be entitled to participate in the defence of any Third Party Claim by notifying the Notified Party of its intent to participate in such defense promptly following the receipt of a notice from the Notified Party under paragraph 4.1 of Schedule 4 and, if it so chooses, to assume the defence thereof with a counsel of its choice at its own expense; provided that the Compensating Party shall (i) defend such Claim diligently, (ii) not effect any settlement (x) unless the Notified Party has been fully released from any Liabilities in connection with such Claim, or (y) that imposes injunctive or other equitable relief against the Notified Party and (iii) prior to such assumption of the settlement or defense of the Claim, furnish the Notified Party with reasonable evidence that the Compensating Party has adequate resources to defend the Claim and fulfill its indemnity obligations hereunder. If the Compensating Party assumes such defence, the Notified Party shall have the right to participate in the defence thereof and to employ counsel, at its own expense, separate from the counsel employed by the Compensating Party, it being understood that the Compensating Party shall control such defence. The Compensating Party shall be liable for the reasonable fees and expenses of counsel employed by the Notified Party for any period during which the Compensating Party has not assumed the defence thereof.  If the Compensating Party chooses to defend any Third Party Claim hereunder, the Parties shall cooperate in the defence thereof.  Such cooperation shall include the retention and (upon the Compensating Party’s request) the provision to the Compensating Party of records and information that are relevant to such Third Party Claim, and making employees reasonably available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  The Notified Party shall not admit any liability with respect to, or pay, settle, compromise or discharge, such Third Party Claim without the other Party's prior written consent, which shall not be unreasonably withheld or delayed. The Compensating Party shall not pay, settle, compromise or discharge such Third Party Claim without the other Party’s prior written consent, which shall not be unreasonably withheld or delayed, unless such settlement consists solely of monetary damages paid by the Compensating Party. To the extent of any conflict between the provisions of this paragraph 4 and those of Clause 13.5, the provisions of Clause 13.5 shall prevail.

5.	Specific Limitations
5.1	The Seller shall not be liable for Losses in respect of any Seller Warranty Claim to the extent that the matter or circumstances giving rise to that Claim:
(a)	was specifically reflected in the Accounts (including, without limitation, by way of a note or a statement in any report forming part thereof);
(b)

is, or arises from, any matter or circumstance fairly disclosed in the Disclosure Letter or the Data Room, in each case, where such disclosure is in sufficient detail and a manner to enable a purchaser of the Shares to fairly assess and identify the nature and consequences of such matter or circumstance;

(c)	are Leakages fully paid to the Purchaser pursuant to Clause 4.3; or
(d)	have been refunded or otherwise paid to and actually received by the Purchaser or the Company.
5.2

Notwithstanding anything to the contrary contained in this Agreement or provided for under Applicable Law with respect to any Claim, each Party shall not be liable to any other person, either in contract or in tort, for any consequential, incidental, indirect, special or punitive damages of such other person, or any loss of future revenue, or income or profits, or any diminution in value or multiples of earnings damages relating to the breach or alleged breach hereof; provided, however, that the foregoing limitation shall not relieve such Party from such Liability to the extent that such Losses are awarded to a third party in connection with a Third Party Claim.

6.	Recovery of Losses
6.1

If, before any amount is paid in discharge of all or part of any Claim, a Party seeking indemnity hereunder is entitled for whatever reason to recover (whether by payment, third party insurance cover, discount, credit, relief or otherwise) from a third party, including an insurer, an amount which indemnifies or compensates (in whole or in part) such Party or otherwise in respect of the Loss which is the subject of the Claim, such Party shall use commercially reasonable efforts to take, before steps are taken to enforce such Claim, all reasonable steps (including any of which the Compensating Party may reasonably require) to enforce such recovery from the third party, and any actual recovery (less any Taxes and reasonable out of pocket expenses incurred in obtaining the same) shall reduce or satisfy, as the case may be, such Claim to the extent of such recovery. Subject to Applicable Law relating to rights of subrogation, the Compensating Party shall be subrogated to all rights that the Notified Party has or would otherwise have in respect of the claim against the third party.

6.2	If any amount is paid in discharge of all or part of any Claim and an amount is subsequently recovered by the Party seeking indemnity hereunder (whether by payment, third party insurance cover, discount, credit, set-off or otherwise) from a third party (including any Tax Authority or insurer) in respect of the matter in relation to which the Claim was made, such Party shall forthwith promptly repay to the Compensating Party a sum corresponding to the amount recovered from the third party net of Taxes incurred by such Party with respect to receipt of the recovered amount and reasonable out of pocket expenses of such Party relating to such recovery and subject to the maximum repayment being equal to the amount paid by the Compensating Party in discharge of all or part of such Claim.

6.3

If the event giving rise to a Claim produces an actual saving or benefit for the Purchaser and/or a member of the Purchaser's Group (including in relation to Tax), the Purchaser shall procure that the saving or benefit and the amount of it will either be taken into account in reducing the amount of the Claim or, if the Seller has paid an amount in discharge of that Claim without such saving or benefit being taken into account, then the amount by which such saving or benefit would have reduced the liability so discharged shall be repaid promptly to the Seller less the Purchaser's reasonable out of pocket expenses (if any) incurred in obtaining the saving or benefit.

7.	Adjustment of Purchase Price

Any payment made under this Agreement pursuant to a Claim to each Party shall be regarded as an adjustment to the Consideration.

8.	Mitigation

Each Party agrees to take all reasonable steps to avoid or mitigate its Losses upon and after becoming aware of any event which would reasonably be expected to give rise to any Claim.

9.	No Liability for Contingent or Non-quantifiable Claims

If any Claim arises by reason of some Loss of a Party which, at the time such breach or claim is notified to the other Party, is contingent only or otherwise not capable of being quantified, then the other Party shall not be under any obligation to make any payment in respect of such Claim unless and until such liability ceases to be contingent or becomes capable of being quantified, provided that nothing in this paragraph 9 shall prevent such Party from notifying the other Party of any Claim or commencing Actions in respect thereof as required under paragraph 1.

10.	Future Legislation, Tax Policy and Agreed Matters

No liability of a Party shall arise under any Transaction Document in respect of any matter, act, omission or circumstance (or any combination thereof), including the aggravation of a matter or circumstance and any Losses arising therefrom, to the extent that the same would not have occurred but for:

(a)

the passing of, or any change in, any Applicable Law after the Completion Date including (without prejudice to the generality of the foregoing) any increase in the rates of Tax or any imposition of Tax or any withdrawal of relief from Tax not actually (or prospectively) introduced at the Completion Date; or

(b)	any change in accounting or Tax policy, bases or practice of the other Party or the Company introduced or having effect after Completion.
11.	Acts and Knowledge

Each Party shall not be liable in respect of any Claim to the extent:

(a)	such Claim would not have arisen but for any act, omission, transaction or arrangement carried out at, and in accordance with, the written request of the other Party before Completion; or
(b)	such Claim would not have arisen but for any act done or omitted to be done after Completion by the other Party; or
(c)	the facts, matters or circumstances which are the subject of the Claim have been disclosed by the Disclosure Letter or the Data Room.
12.	No Double Recovery

Each Party shall not be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once for the same matter, event or Loss.

13.	Exclusive Remedy

Save as expressly provided otherwise in Clauses 4, 10 and 29.6 of this Agreement, the only remedies available to each Party under this Agreement and the transactions contemplated hereby are indemnification under Clauses 8.2 and 15.2, and paragraph 3 of Schedule 4 (subject to the limitations set forth herein), as applicable, and, for the avoidance of doubt, without limiting the foregoing, it shall not have any right to rescind or terminate this Agreement following Completion either for breach of contract or for negligent or innocent misrepresentation or otherwise. In furtherance of the foregoing, each Party, on behalf of itself and each of its Affiliates and Representatives, hereby waives, from and after Completion, to the fullest extent permitted under Applicable Law, any and all rights, claims and causes of action it may have against the other Party or any of its Affiliates or Representatives arising under or based upon this Agreement, any certificate or instrument delivered in connection herewith (whether under this Agreement or arising under common law or any other Applicable Law), except as specified in the immediately preceding sentence.

14.	Non-reliance
14.1

The Purchaser acknowledges and agrees with the Seller that the Purchaser is responsible for assessing the extent to which it requires appropriate independent actuarial advice relating to the purchase of the Shares and the terms of the Transaction Documents.

14.2

It is understood that any estimates, forecasts, projections and other predictions and any other information or materials that have been or shall hereafter be provided or made available to Purchaser, its Affiliates or its or their Representatives are not and shall not be deemed to be representations or warranties of the Seller, any of its Affiliates or any other person.

14.3

Without prejudice to the Warranty relating to the Financial Statements having been prepared in accordance with K-IFRS, and the Warranty in paragraph 6.7 of Schedule 3, none of the Seller’s Warranties nor any other provision of this Agreement, the Transaction Documents or of any other document to be executed pursuant to or in connection with this Agreement nor any document in the Data Room or which has been or will be provided to the Purchaser, its Affiliates or its or their Representatives shall be construed as a representation or warranty (express or implied) as to any judgement based on actuarial principles, practices or analyses by whomsoever made, or as to the future fulfilment of, any assumption. In particular and without prejudice to the generality of the foregoing:

(a)

the Purchaser acknowledges and agrees that the Purchaser is responsible for, and has made, its own assessment of the adequacy and sufficiency of the accounting and actuarial reserves (including provisions for claims, premiums, policy benefits, expenses and any other reserves or provisions of the Company (the “Reserves”) and has not relied on the Seller’s assessment in doing so;

(b)

the Purchaser acknowledges its understanding that an insurer is required by applicable laws, rules and regulation to maintain a minimum level of reserves and that new policies or requirements may be promulgated or implemented by a Governmental Authority from time to time and/or alternative interpretations of existing rules or requirements may be applied by the relevant regulator from time to time regarding the calculation of such reserves; and the Purchaser is responsible for assessing the need for independent actuarial and other professional advice in this regard;

(c)	no representation or warranty (express or implied) is made by, or on behalf of, the Seller as to:
(i)

the amount or the sufficiency of the Reserves or the value in force of any policies written or assumed by the Company (whether presented in (I) the Accounts, (II) any document contained in, attached to or referred to in the Data Room or the Disclosure Letter, or (III) otherwise);

(ii)	the appropriateness of any actuarial principle, assumption or methodology applied by any member of the Seller’s Group or the Company;
(iii)	the collectability of any amounts under reinsurance contracts;
(iv)	the future performance, probable success or future profitability of the Company; or
(v)

the accuracy of any forecasts, estimates, projections, statements of intent or statements of opinion provided to the Purchaser or any of its directors, officers, employees, agents or advisers on or prior to the date of this Agreement, including those contained in any information memorandum and the documents contained in, attached to or referred to in the Data Room or the Disclosure Letter; and

(d)

notwithstanding anything otherwise contained in this Agreement or in any other document to be executed pursuant to or in connection with this Agreement or any document in the Data Room or which has been or will be provided to the Purchaser or its Affiliates or its or their Representatives, no part of this Agreement or of any such other document shall be construed as constituting, directly or indirectly, such a representation or warranty, and none of the Seller nor any member of the Seller’s Group or any of their Representatives shall be under any liability to any member of the Purchaser’s Group or any other person to the extent that (for whatever reason) that member of the Purchaser’s Group or other person suffers any loss or liability as a consequence of its, or its advisers’ assessment of (a) the amount or the sufficiency of the Reserves or the value in force of any policies written or assumed by the Company, (b) the appropriateness of any actuarial principle, assumption or methodology, or (c) the future performance, probable success or future profitability of the Company or forecasts, estimates, projections, statements of intent or statements of opinion referred to in paragraph 14.3(c)(v), being in any way inaccurate.

14.4

If the Purchaser or any of its Representatives has received any Forward Looking Information (including in connection with any financial analysis, modelling or actuarial analysis conducted by the Purchaser or any of its Representatives), the Purchaser agrees that:

(a)

there are uncertainties inherent in attempting to make forward looking opinions, estimates, projections, business plans, budgets and forecasts and the Purchaser is familiar with these uncertainties; and

(b)	the Purchaser will make its own evaluation of the adequacy and accuracy of all Forward Looking Information furnished to it,

and the Purchaser shall have no Claim against the Seller in respect thereof.

14.5

If there is any conflict between the provisions of this paragraph 14 and any other provision of this Agreement or of any other document to be executed pursuant to or in connection with this Agreement, the provisions of this paragraph 14 shall prevail.

Schedule 5

PRE-COMPLETION

1.

Except as set forth in the Disclosure Letter, as required by the terms of any Transaction Document or subject to any Applicable Law, for the period from the date of this Agreement until the Completion, the Seller shall cause the Company to, (i) conduct its business in the ordinary course of business, (ii) use commercially reasonable efforts to maintain and preserve substantially intact the Company’s current business organizations and assets; (iii) conduct all of its operations and business activities in material compliance with all Applicable Law (including maintaining in effect all of its Permissions necessary to conduct the Business in the ordinary course of business); and (iv) use commercially reasonable efforts to maintain and preserve substantially intact the Company’s relationships and goodwill with customers, suppliers and others having business dealings with the Company. Without limiting the generality of the foregoing, from the date of this Agreement until the Completion, subject to (x) any Applicable Law, (y) such being required by the terms of any Transaction Document or requested in writing by the Purchaser or (z) as set forth in the Disclosure Letter, the Seller shall cause the Company not to:

(a)

make any material change to (including any change by the incorporation, acquisition or disposal of a subsidiary or a business or material assets in any case for a consideration representing open market value) the nature or extent of its business;

(b)	effect any amendment to its constitutional documents;
(c)	discontinue or cease to operate its business or a material part thereof;
(d)	commence any Action involving an amount exceeding KRW 500,000,000, or pay, discharge, waive, settle or satisfy (including any Action involving) any Claim or Liability in excess of KRW 500,000,000;
(e)

(i) other than in the ordinary course of business, enter into a Material Contract or (ii) terminate (other than any expiration in accordance with its terms), cancel, renew (other than any automatic renewal in accordance with its terms), amend, grant a waiver under, or knowingly take any action which would be reasonably likely to invalidate, a Material Contract, unless, in each case with respect to a Labor Agreement, if the Company in its reasonable discretion believes that such action is otherwise required by Applicable Law (in which case the Seller shall give a prior written notice to the Purchaser and consult therewith to the extent reasonably practicable and permitted under Applicable Law);

(f)

enter into, amend, terminate (other than any expiration in accordance with its terms), cancel, renew (other than any automatic renewal in accordance with its terms), or grant a waiver under, any Contract with, or transfer any Employee to, a member of the Seller’s Group;

(g)

engage, employ, dismiss (other than for cause), or increase the costs for, or change the terms and conditions of employment or engagement of, any director, officer, or Employee, (including any change (whether positive or negative) in salaries, benefits, incentives, severances or termination pays, or other compensation otherwise provided or to be provided to, or any other employment conditions (including the duration of employment) of, any director, officer or Employee, in each case other than in the ordinary course of business;

(h)

engage, terminate (other than for cause) or increase the costs for, or change the terms and conditions of engagement (including the review standard for appointing new Life Planners and related programs) of, any General Agency or Life Planner, independent contractor, consultant, agent or broker of the Company (including any change (whether positive or negative) in incentives, termination pays, or other compensation otherwise provided or to be provided to, or any other engagement conditions (including the duration of engagement) of, any General Agency or Life Planner, independent contractor, consultant, agent or broker), in each case other than in the ordinary course of business;

(i)

grant, increase, decrease, forfeit or accelerate the vesting or payment of, or otherwise modify, or announce or promise to grant, any compensation, bonus, or equity or equity-based award schemes to any director, officer, Employee, General Agency, Life Planner, independent contractor, consultant, agent or broker of the Company (including any Employee Payment), or increase the rates of commission paid or improve the terms upon which commission is paid to any General Agency, Life Planner, independent contractor, consultant, agent or broker, under any Contract, in each case other than in the ordinary course of business;

(j)

incur or assume any Indebtedness which involves annual payments in excess of KRW 500,000,000, or give a guarantee, indemnity or similar undertaking in connection with any Indebtedness or other Liability of any other person;

(k)

grant any loan or financial facility, other than (I) loans to policyholders in the ordinary course of business; and (II) loans to directors, officers or Employees or loans to or security deposits for Life Planners or General Agents or other insurance intermediaries or sales agents in the ordinary course of business;

(l)

make any capital expenditure exceeding KRW 750,000,000 individually or, with respect to any related series of expenditures, in aggregate in excess of the expenditures contemplated by or referred to in the 2020 Plan;

(m)

acquire or agree to acquire any share, shares or other interest in any company other than the acquisition of investment assets in the ordinary course of business in accordance with the Company’s investment policy;

(n)

other than disposals of investment assets in the ordinary course, sell or otherwise dispose of any undertaking, goodwill or assets of the Company with a value in excess of KRW 500,000,000, or Encumber any of the Shares or the Company’s assets (other than in relation to leases entered into in the ordinary course of business), or factor or sell any debt or other receivables of the Company;

(o)

other than in connection with a Capital Contribution under Clause 3.4 of the Agreement, authorize for issuance, sale, grant, reduce, pledge or deliver, or issue, sell, grant, reduce, pledge or deliver, any of the Company’s capital stock or any other securities convertible or exchangeable into or exercisable for any such capital stock, such as options, convertible securities, debentures or like instruments, or amend any of the terms of any such capital stock or securities, or reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire any such capital stock or securities;
(p)

adopt any agreement or plan of merger, consolidation, reorganization, liquidation or dissolution of the Company, file a petition in bankruptcy or rehabilitation under any provisions of applicable bankruptcy law on behalf of the Company, or consent to the filing of any bankruptcy or rehabilitation petition against the Company under any similar Applicable Law;

(q)

declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the Company’s capital stock or other securities, except as otherwise contemplated under Clause 3.3, or enter into any agreement or other arrangement with respect to the exercise of any voting rights of capital stock of the Company;

(r)	make any material changes with respect to its accounting methods, policies, principles or procedures, except as required by Applicable Law or K-IFRS;
(s)	appoint any new director or audit committee member (except as required as a result of a vacancy on the board or relevant committee);
(t)	other than in the ordinary course of business, update or amend in any material respect the Company’s investment strategy with regard to its investments;
(u)	make any material changes to the current procedures of the Company for the investigation and admission of Claims in relation to any Insurance Policy or other product sold or to be sold by the Company;
(v)

other than in the ordinary course of business, make any material changes to the underwriting criteria (being the criteria used in the decision to underwrite, or the pricing of, any Insurance Policy or other product) as applicable to any Insurance Policy or other product sold or to be sold by the Company;

(w)

adopt or implement any material new reinsurance, hedging, reserving, risk management, compliance, valuation or actuarial policies, practices or principles, or any material new marketing, administration, claim processing and payment, selling or pricing policies, practices or principles;

(x)

make, change, or rescind any material election relating to Taxes, materially amend any Tax Return, surrender any material right or claim to a refund of Taxes, or consent to any extension or waiver of the statute of limitations period applicable to any Taxes, Tax Returns or claims for Taxes; or

(y)	agree, authorize or commit to do any of the foregoing actions.
2.

Where the Seller or the Company desires to take any action or omit to take any action which is prohibited by paragraph 1 of this Schedule 5, such act or omissions shall be referred to Purchaser by the Seller and the Seller shall request in writing, together with relevant materials for the Purchaser to understand the reasonable details of such act or omission, the Purchaser to provide its prior written consent to such matters.  To ensure the efficient and ordinary course operation of the Company prior to Completion, the Purchaser will not unreasonably withhold or delay its consent to such matters. If the Purchaser withholds its consent to the taking of any action or omitting to take any action that is prohibited by paragraph 1 of this Schedule 5, and the withholding of such consent is not unreasonable, the Seller or the Company, as the case may be, shall nevertheless be entitled to take or omit to take such action if the Seller agrees to indemnify the Purchaser and the Company against any adverse consequence arising from such action or omission without regard to the limitations on the quantum of indemnification contained in paragraph 2 of Schedule 4. The procedural rules of paragraph 4 of Schedule 4 and Clause 13.5, as applicable, shall govern any claim for such indemnification.

3.

Following satisfaction of the Conditions, but not later than 5 (five) Business Days prior to Completion, the Purchaser shall provide to the Seller in writing: (i) the names and all relevant details of the individuals to be appointed as directors and audit committee members of the Company upon Completion, together with documents necessary for such appointment to be registered with the court registry; and (ii) where the Purchaser proposes to appoint any new principal officer and/or specified officer of the Company, the names and all relevant details of the individuals to be appointed as principal officer and/or specified officer, as the case may be, such that they may be appointed at the Company’s general meeting of shareholders or board meeting, as applicable. The Seller shall cause the Company to take all necessary actions permitted under Applicable Law in a timely manner for such directors and audit committee members, new principal officers and/or specified officers, of the Company to be duly appointed upon Completion (but subject to the Completion occurring), including convening the Company’s general meeting of shareholders or board meeting, as applicable.

Schedule 6

TRADEMARKS

Part A
PRUDENTIAL TRADEMARKS

1.

For the period of 1 (one)-year from Completion (which period may be extended by an additional up-to 1 (one)-year period to be discussed in good faith, taking into account the reasonable need of the Company for such extension, and mutually agreed between the Parties (the “Optional Period”)) (the “Prudential Trademark Use Term”) or such shorter period as is required under Clause 12, subject to the provisions of this Schedule and Applicable Law PICA hereby grants to the Company a non-exclusive, non-transferable sub-licence to use the Prudential Trademarks in connection with the Business terminable by PICA for a material breach that is not cured within 30 (thirty) days after receipt of notice on policy documents, signage, advertising, promotional materials, software, packaging, inventory, electronic materials, website content, collateral goods, business cards, invoices, receipts, forms, product, training and service literature and materials and other materials necessary for the operation of the Business in the ordinary course (together “Materials”), in each case which are in existence at Completion and consistent with recent past practice of the Company (the “Sub-Licence”).

2.

Neither the Company nor any other member of the Purchaser’s Group shall, by virtue of the Sub-Licence granted hereunder, obtain or claim any right, title or interest (express or implied) in or to the Prudential Trademarks except the rights of use as are specifically set out in paragraph 1 of this Part A of Schedule 6.  Any and all goodwill generated by or associated with the Company’s or any of its permitted sub-licencees’ use of the Prudential Trademarks shall inure solely to the benefit of the Seller.

3.

The Sub-Licence is granted on an “as-is” basis and the Seller does not warrant the validity of any Prudential Trademarks or the absence of any infringement by any third party; provided that, during the Prudential Trademark Use Term, the Seller shall, and shall procure the relevant member(s) of the Seller’s Group to, use their due care and reasonable efforts to duly maintain any Prudential Trademarks and prevent any infringement by any third party, including any renewal or objection pertaining thereto.

4.

The Purchaser shall procure that the Company does not use the Prudential Trademarks other than in strict accordance with the terms of this Agreement, and shall procure that no member of its Group (including the Company) does, assists the doing of, or permits to be done, any act or omission which would or might jeopardise or invalidate any registration of the Prudential Trademarks, or the Seller’s Group’s right or title to any Prudential Trademarks.

5.

The Purchaser hereby undertakes to procure that the Company will clearly mark any Materials to which the Sub-Licence applies with the symbols or words required or allowed under the laws of Korea to indicate that the Prudential Trademarks are registered trademarks (or, as the case may be, unregistered trademarks) used by the Company under sub-licence and that the Company is not part of the Seller’s Group.

6.	The Purchaser hereby undertakes to procure that the Company shall not, directly or indirectly, do anything which may jeopardise or adversely affect the distinctiveness,

enforceability or ownership of the Prudential Trademarks, the goodwill associated with the Prudential Trademarks, the validity of any current or future registration for any Prudential Trademark or the reputation of the Seller’s Group (or any member thereof).

7.

Upon the Seller’s written request, the Purchaser shall procure that the Company, at its own cost and expense, makes such applications to the relevant authorities requested by the Seller and submits such forms and evidence in Korea as may be necessary or desirable to record the Company as a sub-licencee of the Prudential Trademarks. Any such entry shall be cancelled by the Seller (or any member of its Group) upon expiry of the Prudential Trademark Use Term, and the Purchaser shall procure that the Company will assist the Seller (or any member of its Group) so far as may be necessary to achieve such cancellation, including executing any necessary documents.

8.

The Company shall not grant permission to other members of the Purchaser’s Group or any agents, brokers or other third parties to use or reproduce the Prudential Trademarks without the prior written consent of the Seller, other than to the General Agencies and Life Planners that are currently using the Prudential Trademarks, from whom the Company shall obtain written agreements including the terms set forth below.  Where the Seller provides its written consent to such use or reproduction, the Purchaser shall procure that any permitted sub-licence will contain (but not be limited to):

(a)	undertakings by the sub-licencee to comply with terms equivalent to the terms of this Schedule so far as they are applicable;
(b)	a provision for termination in the event of, and simultaneously with, expiry of the Prudential Trademark Use Term;
(c)	a provision to the effect that the Seller benefits from all indemnities granted by the sub-licencee in favour of the Licencee;
(d)

a provision to the effect that such sub-licence is personal (with no further rights to sub-licence) to the sub-licencee and may not be assigned or otherwise disposed of or held on trust for any third party; and

(e)	a provision entitling the Seller (or any member of its Group) to enforce its rights directly against the sub-licencee.
9.

The Company will be responsible for the compliance by any permitted sub-licencees with the terms of any sub-licence and will be directly liable to the Seller for any breach by the sub-licencee of any of its terms and promptly notify the Seller in the case of any such breach.  To the extent a sub-licencee fails to comply with any of its obligations under its sub-licence, the Company shall (and the Purchaser will procure that the Company shall) give such sub-licencee notice terminating the relevant sub-licence with immediate effect.

10.

The Purchaser shall promptly advise the Seller of any act of infringement, passing-off or unauthorised use of the Prudential Trademarks which comes to its or the Company’s attention and shall take no action in respect of any such matter without first having obtained the prior written approval of the Seller.

11.	If the Purchaser or the Company becomes aware that any third party alleges that the Prudential Trademarks are invalid or that use of the Prudential Trademarks infringes any third party right, the Purchaser will promptly notify the Seller of such.  The Purchaser hereby agrees that it will not, and will procure that the Company does not, make any comment or admission to anyone else regarding such matters.

12.

The Purchaser shall, and will procure that the Company shall, co-operate fully in any action brought by the Seller or its Group in connection with any act of infringement, passing-off or unauthorised use of the Prudential Trademarks, or any dispute as to the validity of the Prudential Trademarks, but shall have no right to take any independent action.  The Seller (or any other member of the Seller’s Group) may settle any dispute relating to the use of the Prudential Trademarks without notice or compensation to the Purchaser or the Company and shall retain the proceeds of any action.

13.

The Purchaser will procure that any sub-licencees permitted in accordance with paragraph 8 of this Schedule will comply with paragraphs 9 to 12 as if each of them were named as licencees to this Agreement and bound by it as such.

14.	Upon expiry of the Prudential Trademark Use Term, the Company shall forthwith (and the Purchaser shall procure that the Company shall):
(a)	cease all use of the Prudential Trademarks;
(b)	destroy all Materials bearing the Prudential Trademarks;
(c)

to the extent that the Company still uses, owns (if the Company is treated as having such ownership notwithstanding the intention that the Seller or its Affiliates own and have always owned the Prudential Trademarks and associated internet domain names) or controls any internet domain name which includes any Prudential Trademarks, any part thereof or any allusion thereto, transfer ownership and/or control of any such internet domain names to the Seller or to such person as the Seller may nominate in writing; and

(d)	provide written confirmation to the Seller of the steps taken in compliance with this paragraph 14.
15.	The Prudential Trademarks are the following: [***]

Part B
LIFE PLANNER TRADEMARKS

[***]

Schedule 7

LEAKAGE DISPUTES

1.

Either Party to a Leakage Claim Dispute may refer the Leakage Claim Dispute for resolution in accordance with this Schedule 7 (unless the Parties have agreed in writing an alternative resolution mechanism).  The Parties shall attempt to resolve in good faith all Leakage Disputes in accordance with paragraph 2 of this Schedule 7 before invoking the provisions of paragraph 3 of this Schedule 7.

2.

In the first instance, the Party referring the Leakage Claim Dispute for resolution in accordance with the provisions of this Schedule 7 shall send a notice to the CEO of each Party (the “Notices to CEOs”) and should the CEOs of the Parties be unable to resolve the Leakage Claim Dispute within a period of 10 (ten) Business Days after service of the Notices to CEOs, the Leakage Claim Dispute shall be resolved in accordance with paragraph 3 of this Schedule 7.

3.

To the extent that the Parties are unable to resolve the Leakage Claim Dispute within 10 (ten) Business Days after service of the Notices to CEOs, the Leakage Claim Dispute shall be determined by KPMG or, if they decline to act, by Ernst & Young or such other reputable international accounting firm as the Parties may agree (the “Expert”), in which case:

(a)

the Expert shall be directed to determine the matters in dispute (being the existence and/or value of any Leakage amount claimed) and notify the Seller and the Purchaser of its decision within 10 (ten) Business Days of its appointment or such longer reasonable period as the Expert may determine, but in any case no later than 2 (two) months after its appointment, and shall set forth in such written determination the reasons for such determination;

(b)

the Expert shall act as an expert and not as an arbitrator and shall be directed to determine only the matters in dispute and shall be entitled, in rendering his decision, to take into account only such evidence and information as the Parties shall have put to him;

(c)

the Expert shall be directed to determine any dispute by reference to the accounting policies, principles, practices, bases and methodologies that were used for the purposes of preparing the Accounts, and the Regulatory Requirements;

(d)

each Party shall be entitled to make written and/or oral representations to the Expert, and such Parties shall each co-operate with the Expert in resolving any disagreement or Leakage Claim Dispute, and for that purpose shall provide to them all such assistance, information and documentation as they may reasonably require in a timely manner;

(e)	the Expert’s determination will (in the absence of fraud or manifest error) be final and binding on the Parties;
(f)	the costs of the Expert shall be split equally between the Parties; and
(g)

any amount payable by one Party to another as a result of the Expert’s determination will be due and payable within 10 (ten) Business Days of the last of the Expert’s determinations being notified to the Parties.

4.	The Leakage Claim Dispute and all related matters and proceedings shall be treated as confidential among the Parties and the Expert.

Schedule 8

Retained Intragroup Arrangements

[***]

Annex 1

Agreed Form Transitional Services Agreement

Annex 2

Agreed Form IP Licence Agreement

Annex 3

Agreed Form Trademark Licence Agreement

Annex 4

Agreed Form Resignation Letter